`As filed with the Securities and Exchange Commission on September 29, 2003
		Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREAT LAKES BANCORP, INC.
(Exact name of registrant as specified in its charter)
Delaware	6036	13-4237490
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification Number)

	2421 Main Street
	Buffalo, New York 14214
	(716) 961-1900
	(Address, including zip code, and telephone number, including
	area code, of registrant's principal executive offices)

	Andrew W. Dorn, Jr.
	President and Chief Executive Officer
	Great Lakes Bancorp, Inc.
	2421 Main Street
	Buffalo, New York 14214
	(716) 961-1900
(Name, address, including zip code, and telephone number, including
	area code, of agent for service)

	Copy To:
	Robert J. Olivieri, Esq.
	Hodgson Russ LLP
	One M&T Plaza, Suite 2000
	Buffalo, New York 14203-2391
	(716) 856-4000

                Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________.

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________.

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________.

                If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock ($.001 par value)	1,961,620 shares	$9.25	$18,144,985	$1,468

Class B Common Stock ($.001 par value)	115,750 shares	$9.25	1,070,688	$87

		Total	$19,215,673	$1,555

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2003

Great Lakes Bancorp, Inc.

     1,961,620 Shares of Common Stock
 115,750 Shares of Class B Common Stock
Issuable Upon the Exercise of Subscription Rights

__________________

$9.25 per share
__________________

                Great Lakes Bancorp, Inc. is offering to its existing stockholders 1,961,620 shares of its common stock and 115,750 shares of its non-voting Class B common stock issuable upon the exercise of subscription rights, or Rights. We are offering these shares only through our directors and executive officers and through the directors and executive officers of Greater Buffalo Savings Bank. We are not using any selling agents or underwriters. We will not accept subscriptions for less than 100 shares.

                The Rights are being offered only to our existing stockholders of record as of the close of business on
__________, 2003. Pursuant to the Rights:

  You will be entitled to purchase one share of our common stock for each share of common stock owned by you on the record date and one share of our Class B stock for each share of our Class B common stock owned by you on the record date.

  If you fully exercise your Rights, you may subscribe for additional shares through an over-subscription privilege. If the over-subscriptions exceed the number of shares available, the shares will be allocated to those stockholders who over-subscribe based upon their shareholdings on the record date. Notwithstanding the above, holders of our common stock may not over-subscribe for shares of our Class B common stock and holders of our Class B common stock may not oversubscribe for shares of our common stock.

  The Rights are not transferable and may be exercised only by our record date stockholders.

  Once made, subscriptions may not be revoked. There is no minimum number of shares which must be sold in this offering and we intend to close sales of shares respecting subscriptions under this offering on a continuous basis without holding subscription funds in escrow until this offering is concluded.

  This offering will continue until _________, 2003, unless earlier terminated or extended in the discretion of our board of directors.

                Neither our common stock nor our Class B common stock is listed on any exchange. No active market exists for either our common stock or our Class B common stock, and no market is likely to exist for any of our stock in the near future.

                Our stockholders who do not exercise all of their Rights may own a smaller relative equity ownership and voting interest in our Company after completion of this offering than if they were to exercise all of their Rights.

__________________

                Investing in our stock involves risks. See " Risk Factors" beginning on page 5.

__________________

	Per Share	Total (1)
Public Offering Price	$9.25	$19,215,673
Underwriting Discount	—	—
Proceeds to Great Lakes Bancorp, Inc., before expenses (1)	$9.25	$19,215,673

(1) The expenses of this offering are expected to be approximately $115,000.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The shares of common stock and Class B common stock issuable upon exercise of the Rights offered hereby are equity securities; they are not savings accounts or deposits. They will NOT be insured by the Federal Deposit insurance Corporation or any other government agency or company.

__________________

The date of this Prospectus is                         , 2003

TABLE OF CONTENTS
		Page

Forward Looking Statements		(ii)
Where You Can Find Additional Information		(ii)
Summary		1
Risk Factors		5
Offering and Manner of Subscription		9
Use of Proceeds		12
Capitalization		12
Market for Our Capital Stock		13
Dividends		13
Dilution		14
Management's Discussion and Analysis of Financial Condition
and Results of Operations		15
Business		27
Supervision and Regulation		30
Management		36
Principal Stockholders		43
Certain Transactions		45
Description of Capital Stock		45
Legal Matters		47
Experts		47
Index to Consolidated Financial Statements		F-1

ANNEXES

Annex A	Common Stock Subscription Agreement
Annex B	Class B Common Stock Subscription Agreement

_____________________________

                You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

____________________________

(i)

FORWARD LOOKING STATEMENTS

                This prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting our customers, competitor responses to our products and services, the overall market acceptance of such products and services and other factors set forth herein under "Risk Factors." We use words like "will," "may," "should," "plan," "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward looking statements. Our stockholders should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere herein. Our actual operating results could differ materially from those predicted in these forward looking statements, and any other events anticipated in the forward looking statements may not actually occur.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

                We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form SB-2 (Commission File No. 333- ), including exhibits, with the SEC with respect to the stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or exhibits. You may read and copy the registration statement and these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

                This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to such contract or document is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made.

(ii)

SUMMARY

                The following highlights information contained elsewhere in this prospectus. Accordingly, it is not complete and may not contain all of the information that may be important to you. We encourage you to read carefully this entire prospectus, including the information under "Risk Factors" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references to the "the Company," "we," "us," or "our" refer to Great Lakes Bancorp, Inc. and its subsidiary Greater Buffalo Savings Bank, which we sometimes refer to as "Greater Buffalo Savings Bank" or "our bank."

Our Company

                We are a one-bank holding company headquartered in Buffalo, New York. Our bank, Greater Buffalo Savings Bank, is a New York State chartered stock savings bank serving the Greater Buffalo area in Erie and Niagara counties. Our bank began operations in November 1999 and is in the general business of community banking. It utilizes deposits from new and existing customers, together with funds from other sources to invest in a loan portfolio consisting of one to four family residential mortgage, home equity, mult i-family residential, consumer, commercial mortgage and business loans. Our bank also invests in U.S. Government bonds, bonds of U.S. government agencies, mortgage-backed securities and other fixed income securities.

                Greater Buffalo Savings Bank offers its depositors checking and savings accounts and certificates of deposit that the FDIC insures, generally and subject to certain exceptions and qualifications, up to $100,000 per individual account holder. Our bank emphasize loans designed for the residential and commercial real estate markets, including residential mortgage, business, commercial real estate and home equity loans. Its residential loan products include fixed rate and adjustable rate mortgages, first and second mortgages, home improvement loans and home equity lines of credit. Our bank is also approved as a Fannie Mae seller/servicer of conforming residential mortgage loans, and has received conditional approval to become a Freddie Mac seller/servicer of conforming residential mortgage loans. In addition to commercial real estate loans, our bank's commercial lending activities include equipment loans, working capital loans and lines of credit. Greater Buffalo Savings Bank is an approved lender in the U.S. Small Business Administration Guaranteed Loan Program.

                We were incorporated under the laws of Delaware in 2003. Our executive offices are located at 2421 Main street, Buffalo, New York 14214, and our telephone number is (716) 961-1900. Our web site address is www.gbsb.com. Information contained on our web site is not a part of this prospectus.

Recent Developments

                In September 2003, we borrowed $5 million from Fifth Third Bank pursuant to a term loan transaction. The net proceeds from this loan were contributed to the capital of Greater Buffalo Savings Bank. This loan is evidenced by a five-year note that provides for interest only payments during the first two years and quarterly payments of principal thereafter until maturity, when the remaining principal balance and all other unpaid obligations under the note are due and payable . The term loan is secured by a pledge of all of the outstanding capital stock of Greater Buffalo Savings Bank.

The Offering
Description of the Rights Offering	We are issuing Rights to each of our stockholders who owned shares of our capital stock on _______, 2003, or the record date. Pursuant to such Rights, (i) each record date holder of our common stock will be entitled to purchase one share of our common stock for each share of our common stock held by him on the record date and (ii) each record date holder of our Class B common stock will be entitled to purchase one share of our Class B common stock for each share of our Class B common stock held by him on the record date . We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the expiration date of this offering. See "Offering and Manner of Subscription—Regulatory Limitations." In addition, we will not accept any subscription for less than 100 shares.

Substantially all of our directors and executive officers have indicated their intention to exercise their respective Rights. See "Offering and Manner of Subscription— Intentions of Directors and Executive Officers and "Principal Stockholders."

Subscription Price	The subscription price is $9.25 per share, payable in cash (including check, bank draft and money order). The subscription price was determined by our board of directors without prices established in an active trading market. In connection with this determination, our Board considered various factors, including a valuation from Danielson Associates, Inc., an independent bank consulting firm. See "Offering and Manner of Subscription—Determination of Offering Price."

Over-Subscription Privilege	Stockholders who fully exercise their Rights will be entitled to the additional privilege of subscribing for and purchasing, subject to allocation, any shares of common stock and Class B common stock not purchased by other stockholders in the primary subscription. If subscriptions for our shares through the over-subscription privilege exceed the number of shares available for sale after the primary subscription, the available shares will be allocated to the over-subscribing stockholders based upon their shareholdings on the record date. Notwithstanding the above, holders of our common stock may not over-subscribe for shares of our Class B common stock and holders of our Class B common stock may not oversubscribe for shares of our common stock. See "Offering and Manner of Subscription—Over-Subscription Privilege."

How to Exercise Rights	You can exercise your Rights by completing the subscription agreement and delivering it to Great Lakes Bancorp, Inc. at 2421 Main Street, Buffalo, New York 14214. Payment of the subscription price may be sent with the subscription agreement. If it is not, we will invoice you for the subscription price for your subscription shares (and any over-subscription shares allocated to you) promptly after termination of this offering. If you do not remit to us payment in full for your subscription shares and over-subscription shares within 30 days of our mailing of this invoice, your Rights pursuant to this offering will be automatically terminated and you will not be eligible to purchase any shares in this offering. Payment for shares in this offering may be made by either check, bank draft or money order drawn on a United States bank. See "Offering and Manner of Subscription—Method of Subscription."

Non-Transferability of Rights	The Rights are non-transferable and may be exercised only by a record date stockholder.

When You Can Exercise Your Rights	You can exercise your Rights at any prior to the expiration date.

Capital Stock Outstanding Prior to this Offering	Prior to this offering: 1,961,620 shares of common stock; and 115,750 shares of Class B common stock

Capital Stock to be Outstanding After this Offering	After this offering, assuming the sale of all shares offered hereby: 3,923,240 shares of common stock; and 231,500 shares of Class B common stock

Important Dates to Remember	Record Date: ___________, 2003 Expiration Date: _______________, 2003

Amendment, Extension or Termination of the Offering	We may, in our sole discretion terminate this offering at any time or extend the expiration date to a later date.

Risk Factors	An investment in our stock involves a high degree of risk. Our shares should be purchased only by investors who can afford the loss of their entire investment. See "Risk Factors."

Use of Proceeds	General working capital for us and our bank. See "Use of Proceeds."

Summary Consolidated Financial Data

                The following table sets forth certain consolidated financial data for each of the three years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003, which are derived from our consolidated financial statements included elsewhere in this prospectus.

                The information presented below is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Results of Operations
Interest Income	$1,654,436	$4,443,390	$9,047,734	$3,860,528	$6,083,248
Interest Expense	892,668	2,857,657	4,692,238	1,955,977	2,973,947
Net Interest Income	761,768	1,585,733	4,355,496	1,904,551	3,109,301
Non-Interest Income	31,725	630,657	1,158,054	255,456	669,683
Non-Interest Expense	2,331,640	2,887,371	4,113,334	1,823,095	2,679,918
Net Income (Loss)	(1,079,718)	(920,199)	866,899	67,046	576,995

Balance Sheet Data

Total Assets	$47,015,426	$113,175,179	$224,583,866	$165,027,004	$293,777312
Loans-Net	13,420,365	68,869,665	142,257,683	107,851,861	181,757,663
Allowance for Loan Losses	92,000	925,000	1,377,000	1,152,000	1,527,000
Securities	18,883,047	35,261,309	56,725,551	30,494,971	82,849,332
Total Deposits	37,166,977	101,133,103	197,028,909	147,868,138	274,591,135
Stockholders' Equity	9,471,813	11,694,538	17,603,342	16,687,390	18,330,116

Per Share Data

Net Income (Loss)	$(0.98)	$(0.79)	$0.42	$0.03	$0.28
Book Value at Year End	8.56	7.77	8.47	—	—
Weighted Average Number of
Common Shares Outstanding	1,105,960	1,171,780	2,068,466	1,981,641	2,077,370

RISK FACTORS

                You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before you decide whether to purchase our stock. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results As a result, the trading price of our stock, if any, could decline and you could lose all or a significant part of your investment.

Risks Related to Our Business

We have a limited operating history.

                We only have a short operating history since we have been in business for just under four years. Therefore, you have limited information on which to base an investment decision.

We may not grow as rapidly as we have in the past. If we are unable to achieve our projected growth rates, our ability to increase our long-term profitability will suffer.

                Our assets, deposits and loan portfolio increased from $15 million, $4 million and $74 thousand, respectively, at December 31, 1999, to $294 million, $275 million and $181 million, respectively, at June 30, 2003. Increases in our future profitability will depend on our continued ability to grow our assets while maintaining asset quality. We have incurred substantial expenses in management, sales and customer support personnel and other infrastructure to support our future growth, and we expect to continue to incur such expenses as we open and expand new branch offices. We may not grow as rapidly as we have over the past four years, and we may not grow at all. To continue to grow, we will need to provide sufficient capital to Greater Buffalo Savings Bank. We may not be able to receive the regulatory approvals, such as branch approvals, that will be necessary for such growth. If we are unable to grow, our ability to increase our long-term profitability may suffer.

Our business is highly regulated and we cannot predict how future regulatory changes might affect our business and profitability.

                Bank holding companies and banks (including savings banks) operate in a highly regulated environment and are subject to extensive supervision and examination by Federal and state regulatory agencies. We are subject to, among other statutes, the Bank Holding Company Act of 1956, as amended, or BHCA, and to regulation and supervision by the Board of Governors of the Federal Reserve System, or FRB. Greater Buffalo Savings Bank, as a New York State chartered stock savings bank, is subject to the New York Banking Law, or NYBL, and the Federal Deposit Insurance Act, as well as to regulation and supervision by the New York State Banking Department, or Banking Department, and, as a result of the insurance of its deposits, the Federal Deposit Insurance Corporation, or FDIC. The statutory and regulatory requirements to which we and Greater Buffalo Savings Bank are subject are intended primarily for the protection of depositors and the Bank Insurance Fund of the FDIC, rather than for the benefit of investors. We and Greater Buffalo Savings Bank are subject to changes in Federal and state law, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect our future business and profitability and that of our bank. See "Supervision and Regulation."

Our failure to meet mandatory capital adequacy requirements could result in supervisory action.

                Greater Buffalo Savings Bank is also subject to various regulatory capital adequacy requirements mandated by regulatory authorities that require it to meet specific capital adequacy guidelines. These guidelines involve quantitative measurements of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices, as well as qualitative judgments by the regulatory authorities as to components, risk weighing and other factors. Since its inception, our bank has been in compliance with all applicable regulatory capital adequacy requirements. Our bank's failure to continue to meet these minimum capital requirements could result in , among other things, it being required to submit a capital restoration plan to the FDIC or having restrictions placed on its activities. Additionally, bank holding companies, such as us, are subject to similar adequacy requirements. See "Supervision and Regulation. "

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

                Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the collateral, if any, securing the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions, other factors and other pertinent information. If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and additional provisions may be necessary which would materially decrease our net income or result in losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Fluctuations in interest rates could reduce our profitability. We realize income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings.

                Our earnings are significantly dependent on our net interest income. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our positions, this "gap" may work against us, and our earnings may be negatively affected. We are unable to predict fluctuations of market interest rates, which are affected by many factors, including the following: inflation, recession, a rise in unemployment, tightening money supply, domestic and international disorder and instability in domestic and foreign financial markets.

Restrictions on Greater Buffalo Savings Bank 's ability to pay dividends to us, as well as our dividend policy, could affect our ability to pay our expenses and pay dividends to our stockholders.

                Our principal source of funds to pay dividends on our capital stock and to pay our expenses, including principal and interest on our outstanding loans, is cash dividends and/or management fees we receive from Greater Buffalo Savings Bank and any additional subsidiaries we may acquire or establish in the future. If we do not receive adequate funds to meet our payment obligations, we could be declared in default. If we enter into any loan agreement, it likely will be secured by a pledge of our Greater Buffalo savings Bank stock. If we default under the terms of any such loan agreement, it may result in our forfeiture of all of our interest in our bank's stock. We currently have an outstanding $5 million term loan with Fifth Third Bank that is secured by all of the outstanding shares of our bank.. If we do not receive sufficient dividends or management fees from our bank to enable us to pay interest and principal obligations under this loan, we could be declared in default and, subject to regulatory approvals, Fifth Third Bank would have the right to take ownership of our bank.

                The payment of dividends by Greater Buffalo Savings Bank to us is subject to restrictions imposed by the NYBL and additional New York State regulations. Without regulatory approval, the total of all dividends declared by our bank payable to us in any calendar year may not exceed our bank's net profits for that year plus retained net profits for the preceding two years less any required transfer to surplus.

                Federal law prohibits a bank from making any capital distribution (including the payment of a dividend or management fee) if, after making the distribution, the institution would be "undercapitalized," as defined by statute. Also, any management fee paid by our bank to us must be reasonable in relation to the services rendered by us. In addition, the applicable Federal regulators have authority to prohibit a bank from engaging in an "unsafe or unsound practice" in conducting its business, as determined by such regulators. The payment of dividends or management fees by Greater Buffalo Savings Bank to us could be deemed to be an unsafe or unsound practice, depending upon its financial condition. See "Supervision and Regulation-Payment of Dividends."

Our Certificate of Incorporation and Bylaws, as well as certain Federal regulations, contain provisions that could delay, discourage or prevent a change in control.

                Our certificate of incorporation and bylaws contain certain provisions that may delay, discourage or prevent a change in control that our stockholders may consider favorable , or may impede the ability of our stockholders to change our management. See "Description of Capital Stock—Anti-Takeover Provisions." In addition, Federal law also requires the approval of the FRB prior to the acquisition of control of a bank holding company. See "Supervision and Regulation."

We face strong competition from larger, more established competitors.

                We encounter strong competition from financial institutions operating in the greater Buffalo, New York areas. In the conduct of its business, Greater Buffalo Savings Bank competes with local and regional commercial banks, savings banks, credit unions, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as Greater Buffalo Savings Bank. Many of the banking and financial institutions with which we compete have operated in our market area for many years and have established customer bases. Many of our competitors have substantially greater resources and lending abilities than Greater Buffalo Savings Bank. Some of them offer services, such as trust and investment services, insurance sales and brokerage services, that Greater Buffalo Savings Bank does not currently provide. We believe that Greater Buffalo Savings Bank will be able to compete effectively with these institutions with personalized service, loan participations and other techniques, but we cannot promise that we are correct in our belief. See "Business—Competition. "

Loss of our senior executive officers and other key personnel could impair our customer relationships and adversely affect our business.

                We have assembled a management team which has substantial expertise and experience in banking and financial services, especially in the greater Buffalo, New York market. Loss of the service of any of these key personnel could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel.

Risks Related to This Offering

You may lose your total investment.

                Significant risks are associated with an investment in the capital stock of a recently formed company and with investment in a banking business. Therefore, you should make sure, before investing, that you are financially able to sustain a total loss of any funds used to purchase our common stock or Class B common stock. Our stock is not a savings account or a deposit, and will not be insured by the FDIC or any other government agency or company.

There is no minimum aggregate offering requirement.

                There is no minimum aggregate number of shares required to be sold in this offering. Accordingly, there is a risk that certain of our stockholders will purchase additional shares of our stock even though other stockholders have judged the terms of this offering unsatisfactory because the risk of investment is perceived to be too high, the valuation we placed on our stock is too high, or for any reason.

Your subscription funds will not be placed in escrow.

                We will not hold subscription funds in escrow. Upon acceptance of subscriptions , we will promptly issue stock certificates for the shares subscribed. If the subscription is rejected in whole or in part, the subscription funds attributable to the rejected portion will be promptly returned to the subscriber. No interest will be paid on any such returned funds. See "Offering and Manner of Subscription—No Escrow of Subscription Funds."

Our stock has a limited trading market.

                Currently there is only a limited trading market for our stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future. The development of an active public trading market depends upon the existence of willing buyers and sellers and is not within our control. For these reasons, our stock may not be appropriate as a short-term investment, and you should be prepared to hold our stock indefinitely.

The offering price was not determined as a result of arm's length negotiations or with reference to prices established in an active trading market and may not reflect the actual market value of the shares.

                The price of the stock has not been set as a result of arm's length negotiations or with reference to prices established in an active trading market. The offering price has been determined by our board of directors after consideration of various factors, including the valuation received from Danielson Associates, Inc. We are not using a selling agent or underwriter in this offering, so we have not had the assistance of such independent market professionals in setting the offering price for the shares. Even if an active trading market for our stock develops, we cannot assure you that you will be able to resell your shares at or above $9.25 per share. See "Offering and Manner of Subscription-Determination of Offering Price."

We will not pay dividends in the foreseeable future, and may never pay dividends.

                We do not plan to pay cash dividends in the foreseeable future. To the extent we receive dividends and/or management fees from Greater Buffalo Savings Bank in excess of our expenses, we presently intend to retain such excess to expand our business and that of Greater Buffalo Savings Bank. Accordingly, it is not likely that we will pay any cash dividends to our stockholders in the near future. See "Dividends."

                Declaration and payment of dividends are within the discretion of our board of directors. Greater Buffalo Savings Bank will be our most likely source of funds with which to pay cash dividends. Greater Buffalo Savings Bank's declaration and payment of future dividends to us are within the discretion of its board of directors, and are dependent upon Greater Buffalo Savings Bank's earnings, financial condition, its need to retain earnings for use in the business, and any other pertinent factors. Payment of dividends by Greater Buffalo Savings Bank is also subject to various regulatory requirements. See "Supervision and Regulation—Payment of Dividends."

Our directors and executive officers own approximately 36% of our outstanding common stock prior to this offering and it is expected that substantially all of them will participate in this offering.

                As of June 30, 2003, our directors and executive officers and their affiliates owned 36.29% of the outstanding shares of our common stock. Substantially all of our directors and executive officers have indicated that they will exercise their Rights and purchase shares in this offering. Some of them may also exercise over-subscription privileges. Our Chairman of the Board of Directors, Barry M. Snyder, has indicated that he intends to exercise his over-subscription privileges and, in furtherance thereof has submitted requests to Federal and New York State regulatory approval to increase his holdings of our common stock to greater than 10%. See "Offering and Manner of Subscription—Regulatory Limitations." Accordingly, the percentage of the outstanding shares of our common stock owned by our directors and executive officers may increase upon completion of this offering. As a result, our directors and executive officers, as a group, may make approval more difficult with respect to proposals requiring the vote of stockholders, such as mergers, certain assets sales and certain amendments to our certificate of incorporation. See "Principal Stockholders."

OFFERING AND MANNER OF SUBSCRIPTION

The Offering

                We are offering 1,961,620 shares of our common stock to our record date common stockholders and 117,750 shares of our Class B common stock to our record date Class B common stockholders at a price of $9.25 share. We are seeking to raise sufficient capital through this offering to provide additional working capital for wholly owned bank, Greater Buffalo Savings Bank, and, to a lesser extent, for us.

                Subscribers should be aware that beneficial ownership of 5% or more of our outstanding common stock would obligate the beneficial owner to comply with certain reporting and disclosure requirements of Federal securities laws, and ownership of 10% or more would require advance notice be given to the FRB. See "Regulatory Limitations."

Over-Subscription Privilege

                Stockholders who fully exercise their rights will be entitled to the additional privilege of subscribing for purchasing, subject to allocation, any shares of common stock and Class B common stock not acquired by other shareholders in this offering. The over-subscription privilege may allow you to acquire more shares than the number issuable upon the exercise of the Rights initially issued to you. By exercising your over-subscription privilege, you may purchase any shares that are left over by shareholders who fail to exercise their Rights. Notwithstanding the above, holders of our common stock may not over-subscribe for shares of our Class B common stock and holders of our Class B common stock may not over-subscribe for shares of our common stock.

                The over-subscription privilege may only be exercised by Rights holders who were stockholders on the record date and who exercise all of the Rights they received in this offering. Stockholders such as broker-dealers, banks, and other professional intermediaries who hold our stock on behalf of clients, may participate in the over-subscription privilege for the client if the client fully exercises all Rights attributable to him.

                If you are eligible to exercise the over-subscription privilege and you wish to do so, you should indicate your subscription agreement how many shares you are willing to acquire through the over-subscription privilege. If sufficient shares remain unsold, all over-subscriptions will be honored in full, subject to the regulatory limitations set forth below. See "—Regulatory Limitations."

                Subject to the our right to limit the number of shares issuable to any stockholder due to regulatory limitations, if this offering is over-subscribed so that over-subscriptions cannot be filled in full, the available shares will be allocated among those who over-subscribe based on the number of Rights originally issued to them, that the number of shares issued to stockholders who subscribe will generally be in proportion to the number of shares of our stock owned by them on the record date. The percentage of available shares each over-subscribing stockholder may acquire may be rounded up or down to result in deliver of whole shares. If you are not allocated full amount of shares that you subscribe for pursuant to the over-subscription privilege, you will receive a refund of the any subscription price you paid for shares that are not allocated to and purchased by you. The refund will be made by a check mailed by us promptly after the final allocation of over-subscription shares is determined.

Escrow of Subscription Funds

                 Subscription funds will not be held in escrow. Upon acceptance of subscriptions by us and receipt by us the subscription price, stock certificates for their primary subscription shares (other than over-subscription shares) will be promptly sent to subscribers. We may immediately use funds received from accepted subscriptions. Upon termination of this offering, we will allocate the over-subscription shares and notify each over-subscribing stockholder as to how many shares he has been allocated and the amount of additional subscription fee that he owes us. Upon receipt of such additional subscription fee, stock certificates for his over-subscription shares will be promptly sent to such over-subscribing stockholder.

Plan of Distribution

                This offering is being made to the public through our executive officers and directors and the executive officers and directors of Greater Buffalo Savings Bank. No commission or other sales compensation will be paid to any of our officers or directors or any officer or director of Greater Buffalo Savings Bank in connection with this offering.

Method of Subscription

                Shares may be subscribed for by delivery of the enclosed subscription form, completed and executed. You may include with the subscription agreement full payment of the subscription price, to Great Lakes Bancorp, Inc., 2421 Main Street, Buffalo, New York 14214. If you do not include payment with your subscription agreement, you will receive an invoice from us for the subscription price for your subscription shares (and any over-subscription shares allocated to you) promptly after this offering is terminated. If payment in full for your subscription shares and over-subscription shares is not received by us within 30 days of our mailing of the invoice, your Rights pursuant this offering will be automatically terminated and you will not be eligible to purchase any shares in this offering. We will not accept any subscription for less than 100 shares. All subscription payments must be made in United States dollars by check, bank draft, or money order drawn to the order of "Great Lakes Bancorp, Inc." Subscriptions must be received on or prior to the Expiration Date.

Determination of Offering Price

                The price of the common stock and Class B common stock has not been set as the result of arm's length negotiations or with reference to prices established in an active trading market. The offering price has been determined by our board of directors after consideration of various factors, including a valuation received from Danielson Associates, Inc., an independent bank consulting firm.

                There can be no assurance that, following completion of this offering and the issuance of the shares, you will be able to sell shares purchased in this offering at a price equal to or greater than the offering price. Moreover, until certificates for shares of stock are delivered, you may not able to sell the shares of common stock or Class B common stock that you have purchased in this offering.

Expiration Date or Extension of the Offering

                We will offer shares of our common stock and Class B common stock hereunder until the earlier of (i) receipt by us of subscriptions for an aggregate of 1,961,620 shares of common stock and 115,750 shares of Class B common stock; (ii) a decision by our board of directors to terminate this offering or (iii) ____________, 2003, or the Expiration Date. While we intend to use our best efforts to sell all shares offered hereby, this offering may be terminated without notice to anyone before all such shares are sold. No minimum amount of shares is required to be sold in this offering. The Expiration Date may be extended by our board of directors in its discretion. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the Expiration Date.

Intentions of Directors and Executive Officers

                Substantially all of our directors and executive officers have indicated that they intend to subscribe for shares of common stock in this offering. Some of our directors and executive officers may also exercise over-subscription privileges. Our Chairman of the Board of Directors, Barry M. Snyder, has indicated that he intends to exercise his over-subscription pr ivileges and, in furtherance thereof has submitted requests to Federal and New York State regulatory approval to increase his holdings of our common stock to greater than 10%. See "Regulatory Limitations." Accordingly, the percentage of the outstanding shares of our common stock owned by our directors and executive officers may increase upon completion of this offering. As a result, our directors and executive officers, as a group, may make approval more difficult with respect to proposals requiring the vote of stockholders, such as mergers, certain assets sales and certain amendments to our certificate of incorporation. See "Principal Stockholders."

                Any shares purchased by directors and executive officers in this offering are intended to be held as an investment. Their commitments to participate in this offering could change based upon individual circumstances. See "Principal Stockholders."

                As of June 30, 2003, our directors and executive officers and their affiliates owned approximately 36% of the outstanding shares of our common stock. This percentage Accordingly, the percentage of the outstanding shares of our common stock owned by our directors and executive officers may increase upon completion of this offering. As a result, our directors and executive officers, as a group, may make approval more difficult with respect to proposals requiring the vote of stockholders, such as mergers, certain assets sales and certain amendments to our certificate of incorporation. See "Principal Stockholders."

Regulatory Limitations

                If you would own 10% or more of our common stock after this offering (5% in some circumstances), you may be required to provide certain information to, or seek the prior approval of, state and Federal bank regulators. We may reject subscriptions and will not be required to issue shares of common stock in this offering to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or Federal bank regulatory authority to own or control such shares if, at the Expiration Date, such clearance or approval has not been obtained or any required waiting period has not expired. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the Expiration Date.

                Our Chairman of the Board of Directors, Barry M. Snyder, currently owns 8.86% of our outstanding common stock.. He has indicated that he intends to fully exercise his Rights pursuant to this offering and that he intends to exercise his over-subscription privileges. If he is allocated over-subscription shares in this offering, his ownership of our outstanding common stock may exceed 10%, requiring Federal and New York State regulatory approval. Mr. Snyder has submitted requests for such regulatory approvals to increase his holdings of our common stock to greater than 10% and they are currently pending.

Issuance of Stock Certificates

                We will promptly issue certificates for shares of common stock and Class B common stock offered hereby with respect to subscriptions that have been validly accepted by us and paid for by the subscriber.

___________________________________

                NEITHER OUR BOARD OF DIRECTORS NOR MANAGEMENT HAS EXPRESSED AN OPINION OR HAS MADE ANY RECOMMENDATION AS TO WHETHER ANYONE SHOULD PURCHASE SHARES OF STOCK IN THIS OFFERING. ANY DECISION TO INVEST IN OUR STOCK MUST BE MADE BY YOU BASED UPON YOUR OWN EVALUATION OF THIS OFFERING IN THE CONTEXT OF YOUR BEST INTERESTS.

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USE OF PROCEEDS

                Assuming the sale of all shares offered hereby and after deduction of offering expenses estimated at approximately $115,000, the net proceeds of this offering will be $19,100,673. However, there is no requirement that any minimum number of shares be sold in this offering and, accordingly, the net proceeds of this offering could be substantially less.

                We will use substantially all of the net proceeds of this offering to increase the capital of Greater Buffalo Savings Bank. Contribution of capital to our bank will permit continued growth in assets and loans through expansion of its existing lending and investment activities and possible further branching and acquisitions. Except as described in this prospectus, there are no definitive plans for any additional branches or acquisitions, and there can be no assurance that we will establish additional branches or make any acquisitions. The remaining portion the net proceeds will be retained by us as working capital.

CAPITALIZATION

                The following table sets forth our capitalization as of June 30, 2003 (i) on a historical basis and (ii) on a pro forma basis after giving effect to (A) this offering (assuming the sale of all shares of stock offered hereby) (B) the consummation of the term loan with Fifth Third Bank. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	As Adjusted

Long term debt	$—	$5,000,000

Stockholders ' equity:
Common stock, $.001 par value, 20,000,000 shares authorized,
1,961,620 shares issued and outstanding (3,923,240 shares issued and
outstanding as adjusted) (1)	1,962	3,923
Class B common stock, $.001 par value, 5,000,000 shares authorized,
115,750 shares issued and outstanding (231,150 shares issued and
outstanding as adjusted)	116	232
Additional paid-in capital	18,622,473	37,836,068
Accumulated deficit	(910,361)	(910,361)
Accumulated other comprehensive income, net	615,926	615,926
Total stockholders' equity	18,330,116	37,545,788
Total capitalization	18,330,116	42,545,788

(1) Excludes 380,000 shares of common stock reserved for issuance under our stock option plans, of which 188,000 shares were subject to outstanding options at June 30, 2003 at a weighted average exercise price of $10.00.

MARKET FOR OUR CAPITAL STOCK

Common Stock

                Although our common stock is traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. Our common stock is not listed any exchange or quoted on the NASDAQ National Market System, nor are there any market makers known to our management. During the first two quarters of 2003, our management was not aware of any transactions in which our common stock traded. In 2002, our management was aware of a few transactions in which our common stock traded at $8.25 per share. However, our management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of transactions and shares involved, this price may not be indicative of the market value of our stock.

                As of June 30, 2003, a total of 188,000 shares of our common stock were subject to outstanding options at weighted average exercise price of $10.00 per share.

                As of June 30, 2003, there were 674 holders of record of our common stock, excluding individual participants in security position listings.

Class B Common Stock

                All of our outstanding Class B common stock is owned by Fannie Mae, a large publicly traded financia l institution. No shares of our Class B common stock have ever been traded, no established trading market has developed and none is expected to develop in the foreseeable future. Our Class B common stock is not listed on any exchange or quoted on the NASDAQ National Market System, nor are there any market makers known to our management.

DIVIDENDS

                We have not paid cash dividends since becoming the holding company for Greater Buffalo Savings Bank. Our current policy is to retain any earnings for future growth. Future dividends will depend primarily upon Greater Buffalo Savings Bank's earnings, financial condition and need for funds, as well as applicable governmental policies and regulations. There can be no assurance that we will have earnings at a level sufficient support the payment of dividends, or that in the future we will elect to pay dividends. As Greater Buffalo Savings Bank is the primary source of funds for payment of dividends by us, the inability of Greater Buffalo Savings Bank to pay dividends could adversely affect our ability to pay dividends.

                The payment of cash dividends by Greater Buffalo Savings Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of cash dividends), such authority may require that such bank cease and desist from such practice. Paying cash dividends that deplete bank's capital base to an inadequate level may constitute an unsafe and unsound banking practice. See "Supervision and Regulation—Payment of Dividends."

DILUTION

                Our pro forma net tangible book value at June 30, 2003 was approximately $18.3 million, or $8.82 per share. Without taking into account other changes in such net tangible book value after June 30, 2003, other than give effect to our sale of all of shares of common stock and Class B common stock offered hereby (at a public offering price of $9.25 per share and after deducting estimated offering expenses of $115,000), our pro forma net tangible book value, as adjusted, at June 30, 2003 would have been approximately $37.4 million or $9.01 per share, representing an immediate increase in net tangible book value of $.19 per share to existing stockholders and an immediate dilution of $.24 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.25
Pro forma net tangible book value at June 30, 2003 (1)	$8.82
Increase attributable to price paid by investors in this offering	$.19
Pro forma, as adjusted, net tangible book value per share after this offering		$9.01
Dilution per share to new investors in this offering (2)		$.24

(1) "Net tangible book value per share" represents our total tangible assets, less all liabilities, divided by the number of shares of our common stock and Class B common stock outstanding.

(2) Dilution is determined by subtracting pro forma, as adjusted, net tangible book value per share from the public offering price of $9.25 per share.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                This discussion and analysis reflects our consolidated financial statements and Greater Buffalo Savings Bank's financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. This section should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, and the other statistical data provided in this prospectus.

                Our consolidated financial condition and operating results are primarily dependent on our wholly owned subsidiary, Greater Buffalo Savings Bank, and all references to Great Lakes Bancorp, Inc. or its financial condition or operating results prior to April 30, 2003 (except where otherwise indicated) are references to Greater Buffalo Savings Bank.

General

                Our results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, savings deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income, and non-interest expense. Non-interest expense consists primarily of salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest income consists mainly of service charges and fees and realized gains on securities available for sale.

                Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in the level of market interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact us. Additionally, our primary lending activity is concentrated in loans secured by real estate mainly located in Western New York. Accordingly, our results of operations may be affected by local market and economic conditions.

Critical Accounting Policies

                Our management is required to evaluate and disclose those accounting policies that are judged to be critical, which are those most important to the portrayal of our financial condition and results of operations, and that require management's most subjective and complex judgments. Our management considers the accounting policy relating to the provision for loan losses and related allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in our portfolio and the material effect that such judgment can have on our results of operations.

                The allowance for loan losses is management's estimate of probable loan losses inherent in our lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.

                Our bank performs periodic reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. An estimated loss percentage is applied to each homogeneous segment, generally consisting of residential mortgage loans, consumer loans and commercial loans. Additionally, an estimated loss percentage is applied to loans that have been classified as substandard, doubtful or as a loss by our bank. The estimated losses associated with each of these individual components are then accumulated to obtain the total allowance for loan losses.

Financial Condition Changes from December 31, 2002 to June 30, 2003

                Total Assets. Total assets increased $69.2 million during the first six months of 2003 to $293.8 million, primarily due to increases of $39.5 million in loans receivable and $26.1 million in securities available for sale and held to maturity. Growth in total assets was primarily funded by $77.6 million in new deposit accounts less a reduction of short-term borrowings of $9.0 million.

                Cash and Cash Equivalents. Non-interest-bearing cash due from banks increased from $3.5 million at December 31, 2002 to $5.9 million at June 30, 2003. Interest-bearing deposits in other financial institutions decreased from $13.6 million at December 31, 2002 to $13.3 million at June 30, 2003. The average yields earned on these deposits over the six-month periods ended June 30, 2003 and 2002 were 1.19% and 1.90% respectively. Daily cash levels may show significant fluctuations due to a variety of operating factors. Most significantly, the timing of deposit inflows, normal inflows and outflows in transaction accounts, short-term borrowings, loan closings and securities purchases may cause short-term swings in cash balances, however management attempts to invest all excess cash in longer lived assets as quickly as possible.

                Securities. Securities available for sale are investments that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create economically more attractive returns. Sales and purchases of available for sale securities totaled $24.2 million and $57.4 million, respectively , during the first six months of 2003. The portfolio increased $24.1 million from $56.7 million to $80.8 million and the average yield earned decreased 25 basis points from 4.34% to 4.09% during this period. The average estimated life of securities available for sale, adjusted for historical prepayment patterns on mortgage-backed securities, was 4.5 years at June 30, 2003. The portfolio had net unrealized gains of $1.0 million at June 30, 2003, compared to net unrealized gains of $764.2 thousand at December 31, 2002.

                 Securities classified as held to maturity are carried at amortized cost when we have the positive intent and ability to hold such securities to maturity. Purchases of held to maturity securities totaled $2.0 million during May and June 2003. At June 30, 2003, our portfolio had an amortized cost of $2.0 million, fair market value of $2.0 million, average yield of 3.05% and an average life of 30.0 years.

                Loans. Our loan portfolio inherently includes interest rate and credit risk. Our bank attempts to control such risks through analysis of credit applications and portfolio diversification. During the first six months of 2003, total net loans receivable increased $39.5 million from $142.3 million to $181.8 million. Our portfolio consists of 77.5% residential mortgages, 13.4% commercial loans and 9.1% consumer loans, with an average weighted rate of 5.92% at June 30, 2003, compared to 6.31% at December 31, 2002. Several mortgage brokers in the Western New York area have been contracted with to provide the public with increased access to our bank's residential mortgage products. Total unfunded loan commitments and unused lines-of-credit at June 30, 2003 and December 31, 2002 were $28.3 million and $17.3 million respectively.

                Allowance for Loan Losses. The allowance for loan losses represents the amount available for loan losses inherent in the our bank's loan portfolio. Monthly increases to the allowance are based on loan growth and vary according to loan type. Recoveries on loans previously charged off are credited directly to the allowance for loan losses. Reserve methodology is reviewed periodically by management and modified as appropriate. At June 30, 2003, the allowance was $1.5 million or approximately .85% of the Bank's loan portfolio compared to .97% at December 31, 2002. The decrease in the allowance of 12 basis points is primarily the result of a large percentage of residential mortgage loans added to the portfolio and the payoff of a commercial loan classified as substandard. Loans charged-off during the first six months of 2003 totaled $3.4 thousand.

                Deposits. Deposits, which include non-interest bearing demand deposits and interest-bearing savings and time deposits, are our bank's primary source of funding. Greater Buffalo Savings Bank offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships. Deposits at June 30, 2003 totaled $274.6 million, a 39.4% increase over the December 31, 2002 balance of $197.0 million. Total cost of funds decreased from 2.61% to 2.50% over the same period. Certificates of deposit were 22.0% and 26.6% of total deposits at June 30, 2003 and December 31, 2002, respectively, with corresponding costs to our bank of 2.47% and 2.93%.

                Short-term Borrowings. Short-term borrowings at June 30, 2003 were $111.4 thousand and consisted entirely of Treasury Tax and Loan deposits. At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9.0 million and $134.1 thousand of Treasury Tax and Loan deposits through our bank's Federal Reserve Bank account. Short-term borrowings from the Federal Home Loan Bank may occasionally be used to offset fluctuations in deposit inflows and outflows and to manage liquidity needs at competitive rates. Federal Home Loan Bank rates are presently well below our bank's cost of funds and are collateralized by certain qualifying securities. Treasury Tax and Loan deposits can fluctuate daily and are generally short-term in nature.

                Other Liabilities. Other liabilities decreased $67.4 thousand from $812.1 thousand at December 31, 2002 to $744.7 thousand at June 30, 2003 and consisted primarily of accounts payable and accrued employee wages and benefits.

                Shareholders' Equity. Total shareholders' equity increased from $17.6 million to $18.3 million during the first six months of 2003. Net income for the six-month period ended June 30, 2003 was $577.0 thousand and the increase in the net market value of securities available for sale was $149.8 thousand.

Results of Operations for the Six Months Ended June 30, 2003 and 2002

                Net Income. Net income for the six months ended June 30, 2003 was $577.0 thousand, compared to $67.0 thousand for the six months ended June 30, 2002. Total interest and non-interest income increased 65.9% from $4.1 million during the six months ended June 30, 2002 to $6.8 million during the six months ended June 30, 2003. Interest expense, non-interest expense and the provision for loan losses increased 45.0% from $4.0 million to $5.8 million during the same periods.

                Net Interest Income. Net interest income is the difference between interest and fees earned on assets and the interest paid on deposits and borrowings. Net interest income is one of the major determining factors in our bank's performance as it is the principal source of revenue and earnings. For the six-month period ended June 30, 2003, net interest income increased $1.2 million, or 63.2% to $3.1 million compared to $1.9 million for the six months ended June 30, 2002, primarily as a result of increases in the volume of interest-earning assets.

                For the six months ended June 30, 2003, total interest income increased by $2.2 million or 56.4% to $6.1 million compared to $3.9 million for the six months ended June 30, 2002. This increase resulted primarily from a $114.5 million, or 89.2% increase in average interest-earning assets to $242.8 million for the six months ended June 30, 2003, from $128.3 million for the six months ended June 30, 2002. The yield on average interest-earning assets decreased to 5.09% for the six months ended June 30, 2003 from 6.13% for the same period last year.

                The significant increases in average interest-earning assets were primarily due to rapid loan growth, which was funded by the deposit growth referred to above. The decreases in the yields on interest-earning assets from period to period resulted from the significant decreases in yields on each of the Bank's interest-earning assets, primarily securities available for sale, loans and interest-bearing deposits in other financial institutions. The yields earned on interest-earning assets declined throughout these periods as the Federal Reserve Bank continued to maintain the historically low interest rate environment that now exists.

                Interest income on loans receivable increased by $1.7 million to $4.7 million for the six months ended June 30, 2003 compared to $3.0 million during the same period last year. This increase resulted pr imarily from a $72.3 million increase in average loans outstanding to $163.0 million for the six months ended June 30, 2003 from $90.7 million for the same period last year. The yield on average loans decreased to 6.12% during the six months ended June 30, 2003 from 6.77% for the comparable period last year.

                Interest income on securities available for sale increased $506.6 thousand, or 66.4% to $1.3 million for the six months ended June 30, 2003 from $763.4 thousand for the six months ended June 30, 2002. This increase resulted primarily from a $37.8 million increase in average securities available for sale to $68.0 million during the six months ended June 30, 2003 from $30.2 million for the same period last year. The yield on average investments decreased to 4.14% during the six months ended June 30, 2003 compared to 5.25% during the six months ended June 30, 2002.

                Interest income on interest-bearing deposits increased $10.3 thousand, or 14.5% to $81.1 thousand for the six months ended June 30, 2003 from $70.8 thousand for the six months ended June 30, 2002. The increase resulted primarily from a $3.3 million increase in average interest-bearing deposits to $10.7 million during the six months ended June 30, 2003 from $7.4 million for the same period last year The yield on average interest-bearing deposits decreased 71 basis points from 1.90% to 1.19% when comparing the six months ended June 30, 2002 to the six months ended June 30, 2003.

                Interest expense increased $1.0 million, or 50.0% to $3.0 million for the six months ended June 30, 2003 compared to $2.0 million for the six months ended June 30, 2002. The average balance of customer deposits, the most significant portion of interest-bearing liabilities, increased by $114.4 million, or 96.1% to $233.5 million for the six months ended June 30, 2003 from $119.1 million for the comparable period last year. However, the average cost of funds (customer deposits) decreased to 2.56% for the six months ended June 30, 2003 from 3.30% for the six months ended June 30, 2002.

                Non-interest Income. Non-interest income increased $414.2 thousand to $669.7 thousand for the six-month period ended June 30, 2003 compared to $255.5 thousand for the same period last year. Other operating income, which consists of service charges and other miscellaneous fees assessed on deposit and loan accounts increased $146.4 thousand to $252.0 thousand or 138.7%. The realized gain on the sale of securities increased $203.9 thousand or 136.0% from $149.9 thousand to $353.8 thousand over the same six-month period. A $5.5 million sale of 30-year fixed-rate residential mortgages to FNMA was completed during the second quarter of 2003. Forty-four loans with a weighted average coupon of 6.71% were sold resulting in a gain of $63.9 thousand.

                Provision for Loan Losses. The provision for loan losses was $152.9 thousand, a decrease of 48.5%, for the six months ended June 30, 2003 compared to $227.0 thousand during the six months ended June 30, 2002. The provision for loan losses is determined by the type and dollar amount of the loans recorded during the period.

                Provisions for losses in the portfolio are charged to earnings in an amount sufficient, in management's judgment, to cover probable losses based upon the overall inherent risk in the Bank's loan portfolio, current economic conditions and historical trends. The decreases between periods noted above, are due in part to a large percentage of residential mortgage loans being added to the portfolio and the payoff of a commercial loan classified as substandard. Loans totaling $1.3 million are classified as substandard at June 30, 2003 compared to $1.5 million at December 31, 2002.

                Non-interest Expense. Non-interest expense increased $856.8 thousand, or 47.0% to $2.7 million for the six months ended June 30, 2003 compared to $1.8 million for the six months ended June 30, 2002. Wages and employee benefits increased $310.8 thousand or 34.8% as the number of full-time equivalent employees increased from 55 to 77 at June 30, 2002 and 2003 respectively. Occupancy expense increased 49.5% from $307.4 thousand to $459.5 thousand between the six-months ended June 30, 2002 and 2003. This increase was primarily the result of costs associated with the renovation and occupancy of our new administrative headquarters and fifth branch office located in Buffalo, New York during November 2002 and completing the construction of our sixth branch office located in Amherst, New York during June 2003. Data processing expense increased $79.9 thousand or 37.1% between the six months ended June 30, 2002 and June 30, 2003. Our bank had 15,298 customer accounts opened at June 30, 2002 and 21,655 at June 30, 2003. Data processing costs are directly linked to the number of customer accounts and transactions processed through those accounts.

Financial Condition Changes from December 31, 2001 to December 31, 2002

                General. Total assets increased $111.4 million during 2002 to $224.6 million, primarily due to increases of $73.4 million in loans receivable and $21.4 million in securities available for sale. Growth in total assets was funded by $95.9 million in new deposit accounts opened during our bank's third full year of operations.

Additionally, the completion of our bank's secondary stock offering in the first quarter of 2002 provided an additional $4.7 million in capital.

                Cash and Cash Equivalents. Total cash and cash equivalents at December 31, 2002 and 2001 increased $12.8 million from $4.3 million to $17.1 million. Daily cash levels may show significant fluctuations due to a variety of operating factors. Most significantly, the timing of deposit inflows, short-term borrowings, loan closings and securities purchases may cause short-term swings in cash balances, however management attempts to invest all excess cash in longer lived assets as quickly as possible.

                Investment Securities Available for Sale.  Sales and purchases of available -for-sale securities totaled $50.6 million and $74.0 million respectively during 2002. The portfolio increased $21.4 million from $35.3 million to $56.7 million and the average yield earned decreased 64 basis points from 5.58% to 4.94% during 2002. The average estimated life of securities available for sale, adjusted for historical prepayment patterns on mortgage-backed securities, was 4.3 years at December 31, 2002. The portfolio had net unrealized gains of $764.2 thousand at December 31, 2002, compared to net unrealized gains of $233.7 thousand at December 31, 2001.

Investment securities available for sale at December 31, 2002 and 2001 consisted of the following:

	December 31, 2002			December 31, 2001
	Amortized	Market		Amortized	Market
	Cost	Value	Yield	Cost	Value	Yield

U.S. Government and federal
agencies:
Due within 1 year	$-	$-	0.00%	$499,134	$507,053	7.27%
Due from 1 year to 5 years	8,556,347	8,784,228	3.62	5,571,649	5,699,147	5.34
Due from 5 to 10 years	5,000,000	5,002,001	2.71	7,507,305	7,569,901	6.74
Mortgage-backed fixed rate
pass-through securities	39,335,869	39,852,477	4.58	9,341,392	9,341,602	6.00
Other debt securities:
Due from 1 to 5 years	3,069,159	3,086,845	5.96	1,030,499	1,060,860	5.99
Due from 5 to 10 years	-	-	-	2,035,010	2,072,349	6.60
Equity securities:
Mutual funds	-	-	-	9,042,659	9,010,397	3.66

	$55,961,375	$56,725,551	4.34%	$35,027,648	$35,261,309	5.12%

                Loans. Our portfolio inherently includes interest rate and credit risk. Our bank attempts to control such risks through analysis of credit applications and portfolio diversification. During 2002, total net loans receivable increased $73.4 million from $68.9 million to $142.3 million, our bank's third full year of operations. At December 31, 2002, our bank's gross loan portfolio is comprised of 77.4% residential mortgage loans, 9.5% commercial mortgages, 8.5% home equity loans, 4.3% commercial loans and 0.6% consumer loans. At December 31, 2002, our bank had a loan to deposit ratio of 72.0%, compared to 67.8% at year-end 2001. At December 31, 2002, $821.1 thousand of loans were in non-accrual status. Commercial real estate and residential real estate secured $486.6 thousand and $334.5 thousand of this total, respectively.

The following table shows the expected life of total loans at December 31, 2002:

		Loan Maturities
	Within 1 Year	1 to 5 Years	After 5 Years	Total

Commercial	$2,258,123	$1,772,678	$1,933,962	$5,964,763
Commercial mortgages	174,965	3,902,206	9,529,281	13,606,452
Residential mortgages	-	-	109,781,247	109,781,247
Consumer loans	250,867	253,319	11,926,936	12,431,122

Total	$2,683,955	$5,928,203	$133,171,426	$141,783,584

Amount of loans based on:

Fixed interest rates	$577,740	$5,928,203	$122,144,773	$128,650,716
Adjustable interest rates	2,106,215	-	11,026,653	13,132,868

Total	$2,683,955	$5,928,203	$133,171,426	$141,783,584

The average weighted yield of the loan portfolio at December 31, 2002 was 6.31% compared to 6.92% at December 31, 2001.

                Allowance for Loan Losses. At December 31, 2002, the allowance was $1.4 million or approximately .97% of our bank's loan portfolio , compared to 1.35% at December 31, 2001. The decline in the ratio during the year was the direct result of the increased origination of residential mortgage loans during 2002. The amount reserved on residential mortgage loans is 0.5%. Loans charged-off during 2002 totaled $19.6 thousand.

The following table shows the allocation of the allowance for loan losses at December 31, 2002:

		Percent of Total
	Loan Amounts	Loans
Commercial	$145,213	10.5%
Commercial mortgages	331,250	24.1
Residential mortgages	776,226	56.4
Consumer loans	124,311	9.0

Total	$1,377,000	100.0%

                Premises and Equipment. Net premises and equipment increased $2.9 million during 2002 to $5.3 million and consisted of $2.6 million in buildings and improvements, $1.7 million in furniture, fixtures and equipment, $628.7 thousand in leasehold improvements, $400.0 thousand in land net of $644.3 thousand accumulated depreciation. An additional $654.4 thousand in construction in process represents the costs associated with the purchase of a parcel of land in Amherst, New York. Construction was initiated on this property, the Bank's sixth branch office, in January 2003 with an anticipated completion date of June 2003.

                The $2.9 million increase in net premises and equipment consisted primarily of costs associated with the renovation and occupancy of our new administrative headquarters and fifth branch office and the purchase of the parcel of land in Amherst, New York referred to above.

                Other Assets. Other assets increased $589.8 thousand to $2.5 million at December 31, 2002 and consisted primarily of a deferred tax benefit of $1.0 million and accrued interest receivable of $818.4 thousand. The deferred tax asset consists primarily of the federal tax benefit of net operating loss carry forwards, offset by the deferred tax liability created by deferred loan origination fees and the net unrealized gain on the available for sale securities portfolio. Our management believes that it is more likely than not that the deferred tax asset will be realized through future taxable earnings or alternative tax strategies. If sufficient profit is not obtained however, a significant portion of the deferred tax asset may not be realizable. Net operating loss carry forwards begin to expire in 2019.

                Deposits. At December 31, 2002, total deposits were $197.0 million, an increase of $95.9 million from year-end 2001. Deposits at December 31, 2002 consisted of $110.2 million in passbook savings accounts, $52.4 million in certificates of deposit, $22.0 million in demand and NOW accounts and $12.5 million in money market accounts. The aggregate cost of funds at December 31, 2002 was 2.61%, a decrease of 0.81% from year-end 2001. Certificates of deposit at December 31, 2002 and 2001 were 26.6% and 51.5% of total deposits with aggregate costs of 2.93% and 4.79%, respectively.

                Short-term Borrowings. At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9.0 million and $134.1 thousand of Treasury Tax and Loan deposits held in our bank's Federal Reserve Bank account. Short-term borrowings at December 31, 2001 were $3.2 thousand and consisted entirely of Treasury Tax and Loan deposits. Short-term borrowings from the Federal Home Loan Bank are occasionally used to offset fluctuations in deposit inflows, fund lending and investment activities and to manage liquidity needs at competitive rates. Interest rates for these borrowings are presently well below our bank's cost of funds. Federal Home Loan Bank borrowings are collateralized by certain qualifying securities. Treasury Tax and Loan deposits can fluctuate daily and are generally short-term in nature.

                Other Liabilities. Other liabilities increased $467.8 thousand from $344.3 thousand at December 31, 2001 to $812.1 thousand at December 31, 2002 and consisted primarily of accounts payable and accrued employee wages and benefits.

                Shareholders' Equity. Shareholders' equity at December 31, 2002 was $17.6 million, an increase of $5.9 million, or 50.4% from year-end 2001. This increase resulted primarily from the receipt of the $4.7 million in subscriptions receivable outstanding at year-end 2001 plus the 2002 net operating income of $866.9 thousand. During a stock offering to all shareholders of record as of September 14, 2001, 855,660 shares of $5 par value common stock were sold at $8.25 per share. Additionally, 115,750 shares of $5 par value Class B common stock were sold at $8.25 per share for a total of $8.0 million. Class B common stock is essentially identical to common with the exception that Class B common does not have voting rights. Shares that were not yet paid for in 2001 were represented on the Statement of Condition as subscriptions receivable and netted against shareholders' equity.

                Our bank is subject to various regulatory capital requirements administered by the FDIC and the Banking Department. At December 31, 2002, our bank's equity as a percentage of total assets exceeded all regulatory requirements. For detailed information on regulatory capital, see Note 11 to our consolidated financial statements.

                The following table presents certain performance and condition ratios relating to shareholders' equity for the years ended December 31, 2002 and 2001:

	Year Ended	Year Ended
	December 31,
	2002	December 31, 2001
Return on average assets	.52%	(1.22%)
Return on average equity	5.30%	(9.76%)
Average equity to average assets ratio	9.81%	12.52%

                Average Balance, Yield and Volume Data. The following table sets forth certain information relating to our bank's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2001 and 2002. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for such years. Average balances include non-accruing loans in the loan portfolio, net of allowances for loan losses.

	Year ended December 31, 2002			Year ended December 31, 2001
	Average Balance	Interest	Average Rate	Average Bal;ance	Interest	Average Rate
Assets
Interest-bearing deposits	$8,987,688	$159,082	1.77%	$8,106,616	$323,597	3.99%
Federal funds sold	200,925	663	0.33	4,483,385	267,124	5.96
Securities available for sale	42,437,531	2,096,414	4.94	17,898,092	999,277	5.58
FHLB Stock	602,138	28,782	4.78	25,585	—	—
Loans (1)	106,535,000	7,105,885	6.67	38,941,928	2,853,392	7.33
Total interest- earning assets	158,763,282	9,390,826	5.91	69,455,606	4,443,390	6.40

Cash and due from banks	2,938,224			2,158,193
Premises and equipment	3,285,839			2,397,448
Other assets	1,853,405			1,302,189
Total assets	$166,840,750			$75,313,436
Liabilities and
shareholders' equity:
Deposits:
Interest-bearing checking	$7,649,951	$88,739	1.16	$5,779,661	$64,154	1.11
Savings	58,789,949	1,740,182	2.96	7,376,145	224,435	3.04
Money market	17,226,582	344,532	2.00	14,590,134	548,531	3.76
Certificates of deposit	58,647,706	2,416,285	4.12	36,567,188	2,016,554	5.51
Total interest-bearing deposits	142,314,188	4,589,738	3.23	64,313,128	2,853,674	4.44
Short-term borrowings	1,348,138	20,357	1.51	189,992	3,983	2.10
Total interest-bearing liabilities	143,662,326	4,610,095	3.21	64,503,120	2,857,657	4.43

Net interest spread		4,780,731	2.70%		1,585,733	1.97%
Non-interest-bearing
deposits	6,337,720			1,112,700
Other liabilities	480,631			271,661
Shareholders' equity	16,360,073			9,425,955
Total liabilities and
shareholders' equity	166,840,750			75,313,436
Net interest margin			3.01%			2.28%

(1) Loans in non-accrual status at December 31, 2002 total $821,129.

                The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our bank's interest income and interest expense. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume), and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

		Year Ended December 31, 2002
		vs.
		Year Ended December 31, 2001
		Due to Change in:
	Volume	Rate	Total
Interest income
Interest-bearing deposits	$40,389	$(204,904)	$(164,515)
Federal funds sold	(133,971)	(132,490)	(266,461)
Securities available for sale	1,197,296	(100,159)	1,097,137
FHLB Stock	28,782	—	28,782
Loans	4,485,159	(232,666)	4,252,493
Total interest income (1)(2)	5,617,655	(670,219)	4,947,436
Interest expense:
Deposits:
Interest-bearing checking	21,581	3,004	24,585
Savings	1,521,491	(5,744)	1,515,747
Money Market	128,269	(332,268)	(203,999)
Certificates of deposit	686,561	(268,830)	399,731
Total deposits	2,375,902	(621,838)	1,736,064
Short-term borrowings	17,165	(791)	16,374
Total interest expense (3)	2,375,067	(622,629)	1,752,438
Net interest income	$3,242,588	$(47,590)	$3,194,998

(1) No out of period items or adjustments are included in these amounts.
(2) Loan interest income is shown net of $137.5 thousand deferred costs / fees.

Results of Operations for the Years Ended December 31, 2002 and 2001

                Net interest income. Interest income was $9.0 million in 2002 and was comprised of $2.0 million from securities available for sale, $191.2 thousand from interest-bearing deposits and federal funds sold and $6.9 million from loans. Interest income was $4.4 million in 2001 and was comprised of $999.3 thousand from securities available for sale, $590.7 thousand from interest-bearing deposits and federal funds sold, and $2.9 million from loans. The growth in interest income during 2002 was directly attributable to the increase in average interest-earning assets, which increased by $89.3 million to $158.8 million. The average yield on interest-earning assets was 5.91% for 2002, compared to 6.40% for the year ended December 31, 2001. Interest expense was $4.7 million and $2.9 million for the years ended December 31, 2002 and 2001, respectively, and was comprised primarily of interest expense on customer deposit liabilities. The increase in interest expense during 2002 was directly attributable to the increase in average interest-bearing liabilities, which increased by $79.2 million to $143.7 million. The average cost of funds was 3.21% for 2002, compared to 4.43% for the year ended December 31, 2001.

                Net interest income increased from $1.6 million in 2001 to $4.4 million in 2002. The net interest spread, defined as the difference between interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, on average, increased from 1.97% to 2.70%. The net interest margin, on average, increased from 2.28% to 3.01% during 2002. The increases in the net interest spread and net interest margin are primarily due to the lower interest rate environment experienced during 2002 and the fact that our interest-bearing liabilities re-priced faster than our interest-earning assets.

                Non-interest Income. Non-interest income amounted to $1.2 million in 2002 and consisted primarily of a $911.2 thousand realized gain on the sale of securities and $246.9 thousand in service charges on deposit accounts and other fees. Non-interest income amounted to $630.7 thousand in 2001 and consisted primarily of a $492.5 thousand realized gain on the sale of securities and $138.2 thousand in service charges on deposit accounts and loan application fees.

                Non-interest Expense. Non-interest expense amounted to $4.1 million in 2002 compared to $2.9 million in 2001. Salaries and employee benefits increased from $1.3 million in 2001 to $2.1 million in 2002 as the number of full-time equivalent employees increased from 45 to 60 at December 31, 2001 and 2002, respectively. Occupancy, equipment and furnishings expense increased from $560.7 thousand during 2001 to $682.5 thousand during 2002 due to our fourth branch office opening in September 2001 and our fifth branch office and corporate headquarters opening in November 2002. Data processing expense increased from $294.2 thousand during 2001 to $463.7 thousand during 2002 as the number of customer accounts at December 31, 2001 and 2002 increased from 11,674 to 16,974 respectively.

                Net Income/Loss. Our income before income taxes was $929.3 thousand at December 31, 2002 compared to a $1.5 million loss at December 31, 2001. Significantly impacting 2002 income was the $911.2 thousand gain on sale of securities available for sale. By selling certain securities throughout the year, we took advantage of the opportunity to realize significant gains inherent in these securities and also restructured our balance sheet to minimize the potential for future risk exposure. Income tax expense of $62.4 thousand was recognized. The net deferred tax asset is $1.0 million at December 31, 2002.

                Significantly impacting the 2001 loss was the addition to our provision for loan losses of $833.8 thousand. Additional reserves were added to the provision for loan losses due to a $55.5 million increase in the loan portfolio during 2001. Net income tax benefits of $584.6 thousand were recognized with $585.1 thousand being deferred in anticipation of future taxable income for the year ended December 31, 2001.

Liquidity and Capital Resources

                Our primary sources of funds are customer deposits, short-term borrowings and proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are influenced by the general level of interest rates, economic conditions and competition.

                Our bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals and take advantage of investment opportunities. During the first six months of 2003, Greater Buffalo Savings Bank's deposits increased 39.4% from $197.0 million to $274.6 million, and during 2002, the Bank's deposits increased 94.9% from $101.1 million to $197.0 million, outpacing all existing liquidity needs.

                Our bank is required to maintain specific amounts of capital pursuant to FDIC regulations. As of June 30, 2003, our bank was in compliance with all regulatory capital requirements that were effective as of such date, with core and risk-based capital ratios of 10.88% and 11.85%, respectively. Similarly, as of December 31, 2002, our bank's core and risk-based capital ratios were 12.6% and 13.6%, respectively. These ratios greatly exceed the minimum capital ratios as required by federal and state regulations.

Market Risk

        The primary objectives of our interest rate risk management strategy are to:

  evaluate the interest rate risk inherent in certain balance sheet accounts;

  determine the appropriate level of interest rate risk given our business plan, the current business environment and our capital and liquidity requirements; and

  manage interest rate risk in a manner consistent with the approved guidelines and policies set by our board of directors.
                We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range. Our management originates a sufficient number of loans and purchases investment securities with interest rates subject to periodic re-pricing to market conditions. Additionally, our management offers higher yields on deposits with extended maturities to assist in matching the rate sensitivity of our assets.

                An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If our bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the institution's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of declining interest rates. If our bank's assets mature or re-price more slowly or to a lesser extent than its liabilities, our bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.

                Greater Buffalo Savings Bank has contracted with an outside balance sheet consultant who utilizes financial data provided by our management to review and analyze interest rate risk, or IRR, measurements on a quarterly basis. The last current position assessment, conducted as of May 31, 2003 concluded that our bank's interest rate risk profile remained structurally asset sensitive. Net interest income is projected to trend upward in all rate scenarios (flat, falling, and rising) as large balances of time deposits roll over at lower current rates.

            At May 31, 2003, the our bank's one-year "gap" position, the difference between the amount of interest-earning assets maturing or re-pricing within one year and interest-bearing liabilities maturing or re-pricing within one year, was a positive $82.8 million. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position is likely to experience a decline in net interest income as the cost of its interest-bearing liabilities increase at a rate faster than its yield on interest-earning assets. In comparison, an institution with a positive gap is likely to realize an increase in its net interest income in a rising interest rate environment.

                The board of directors of Greater Buffalo Savings Bank has formulated an Interest Rate Risk Management policy designed to promote long-term profitability while managing IRR. An Asset/Liability Committee of members of our bank's board of directors is responsible for the management of IRR. This committee meets monthly and reports to the board of directors concerning asset/liability policies, strategies and the Bank's current IRR position. The committee's first priority is to structure and price our bank's assets and liabilities to maintain an acceptable interest rate spread while reducing the net effects of change in interest rates.

                The following table as of May 31, 2003 sets forth the estimated impact on our bank's net interest income resulting from changes in the interest rates during the next twelve months. These estimates are based upon certain assumptions including loan and mortgage-related prepayment speeds, reinvestment rates, and deposit maturities and withdrawal rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on net interest income. Actual results may differ significantly due to timing, magnitude and frequency of interest rate changes and changes in market condition.

Calculated increase at
May 31, 2003
(Dollars in thousands)
Changes in Interest	Net Interest Income
Rates
+ 2%	$7,873
Base	$7,883
- 1%	$7,993

Effect of Inflation and Changing Prices

                The financial statements and related financial data presented herein have been prepared in accordance with United States generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations would be reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilit ies of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. Our management believes that the liquidity and the maturity structure of the our assets and liabilities are critical to the achievement of profitability.

BUSINESS

General

                We are a registered bank holding company under the BHCA with no operations other than those carried by our wholly owned subsidiary, Greater Buffalo Savings Bank. We were organized in 2003 under the Delaware General Corporation Law for the purpose of becoming a holding company for Greater Buffalo Savings .

                Greater Buffalo Savings Bank is a New York State -chartered stock savings bank serving the Greater Buffalo area in Erie and Niagara counties. It began operations in November 1999 and is in the general business of community banking. Our bank utilizes deposits from new and existing customers, together with funds from other sources to invest in a loan portfolio consisting of one to four family residential mortgage, home equity, multi-family residential, consumer, commercial mortgage and small business loans. It also invests in U.S. Government bonds, bonds of U.S. government agencies, mortgage-backed securities and other fixed income securities.

                Greater Buffalo Savings Bank offers its depositors checking and savings accounts and certificates of deposit that the FDIC insures, generally and subject to certain exceptions and qualifications, up to $100,000 per individual account holder. It emphasizes loans designed for the residential and commercial real estate markets, including residential mortgage, business, commercial real estate and home equity loans. Its residential loan products include fixed rate and adjustable rate mortgages, first and second mortgages, home improvement loans home equity lines of credit. Our bank is approved as a Fannie Mae seller/servicer of conforming residential mortgage loans, and has received conditional approval to become a Freddie Mac seller/servicer of conforming residential mortgage loans. In addition to commercial real estate loans, its commercial lending activities include equipment loans, working capital loans and lines of credit. Greater Buffalo Savings Bank is also an approved lender in the U.S. Small Business Administration Guaranteed Loan Program.

                Greater Buffalo Savings Bank currently operates out of our main office and five branch offices. It employs tellers at each of our offices to accept deposits, to issue cash for withdrawal from accounts or from checks presented at the teller window and to receive payments on loans. Its offices also house customer service representatives who open and service accounts, in addition to lending officers who receive and act on applications various types of loans. Our bank encourage s its employees to remain at a single branch in order to become familiar with the customers of that branch and thereby provide better personal service.

                Greater Buffalo Savings Bank has implemented modern technologies to facilitate its customers' needs. It offers internet banking services through its website, www.GBSB.com. This website allows customers to pay bills line, transfer funds between accounts and open accounts on-line, in addition to providing frequently updated information on rates, products and services. This website also provides links to other websites that Greater Buffalo Savings Bank believes are useful to its customers. Although our bank is not a major innovator in developing new technologies, we believe that the introduction of proven new technologies helps to extend Greater Buffalo Savings Bank's business and individual customer base in Western New York beyond the typical reach of branch system. In addition to internet banking services, Greater Buffalo Savings Bank offers to its customers telephone banking, debit card services and access to 24-hour ATM services through memberships in the JEANIE, NYCE, CIRRUS and MASTERCARD systems.

                Greater Buffalo Savings Bank's profit or loss depends primarily on its net interest income, which is the difference between the interest it earns on its interest earning assets and the interest it pays to its customers on deposits. The difference between the average yields earned and the average rates paid to customers is known as "interest rate spread." Greater Buffalo Savings Bank manages its assets and sets interest rates on deposit accounts and loans so as to maximize the interest rate spread, while continuing to provide competitive rates to attract and retain customers. Increasing its net interest income depends to a large extent on increasing its asset by attracting new deposits. We believe that the most effective way to attract new deposits is to open additional branch offices in carefully selected locations. There can be no assurance, however, that we will be able establish additional branches or that any new branch will be successful or enhance the value of our stock.

Competition

                Greater Buffalo Savings Bank faces stiff competition for deposits and creditworthy borrowers. It competes with local and regional commercial banks, savings banks and savings and loan associations. Also, with the easing of regulatory restrictions on the financial services industry, it competes with money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities. Many of the banking and financial institutions with which Greater Buffalo Savings Bank competes have operated in its market area for many years and have established customer bases.

                Many of Greater Buffalo Savings Bank's competitors have substantial capital bases that allow for much larger commercial loans than our bank can currently offer. Some of Greater Buffalo Savings Bank's competitors offer services (such as trust and investment services, insurance sales and brokerage services) that Greater Buffalo Savings Bank does not currently offer, and some of these competitors have a substantially greater number of branches in our bank's primary market area.

                Greater Buffalo Savings Bank's is just beginning to make inroads into its market, its assets, deposits and net loans receivable have grown substantially since it began operations on November 9, 1999. As of December 31, 1999, Greater Buffalo Savings Bank's assets, deposits and loan portfolio were approximately $15 million, $4 million and $74 thousand, respectively, compared to $294 million, $275 million and $181 million, respectively, at June 30, 2003. We continue to believe that there is room for growth of an independent community bank primarily serving Erie and Niagara Counties.

Employees

                As of June 30, 2003, we had 69 full-time and 15 part-time employees. Our employees are not members of any collective bargaining group, and we consider our relations with our employees to be very good.

Properties

                We maintain our corporate headquarters and main banking office at 2421 Main Street, Buffalo, New York. We purchased this property us in 2000 and, after extensive renovations, began occupancy in November 2002. We conduct our banking operations at the following properties:

Location	Date Opened	Square Footage	Owned or Leased
2421 Main Street
Buffalo, New York (main office)	November 2002	18,000	Owned

47 Court Street
Buffalo, New York	November 1999	6,700	Leased

320 Orchard Park Road
West Seneca, New York	September 2000	3,000	Leased

410 Kenmore Avenue
Buffalo, New York	December 2000	1,600	Leased

107 Main Street
North Tonawanda, New York	September 2001	3,800	Leased

4950 Main Street
Amherst, New York	July 2003	4,000	Owned

3438 Delaware Avenue	January 2004
Tonawanda, New York	(projected)	4,000	Owned

690 Kenmore Avenue*	March 2004
Kenmore, New York	(projected)	4,000	Owned

8550 Transit Road	May 2004
East Amherst, New York	(projected)	4,000	Owned

* This branch, when opened, will be a replacement for the branch located at 410 Kenmore Avenue, Buffalo, New York.

                We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted.

                We have made substantial investments in leasehold improvements, fixtures, equipment and furniture, due primarily to opening new offices. At June 30, 2003, the value of our net property and equipment was $6.3 million.

Legal Proceedings

                We are not a party to any legal proceeding other than routine litigation involving collection actions for loans and overdrawn accounts or other collection activities incidental to our business. We believe that none of these proceedings would, if adversely determined, have a material effect on our financial condition or results of operations.

SUPERVISION AND REGULATION

General

                We and Greater Buffalo Savings Bank are subject to extensive Federal and state laws and regulations that impose restrictions on, and provide for regulatory oversight of, our and Greater Buffalo Savings Bank's operations. These laws and regulations are generally intended to protect depositors and not stockholders. The discussion of regulatory requirements set forth below does not purport to be a complete description of the applicable regulatory requirements and is qualified in its entirety by reference to the full text of the particular statutory and regulatory provisions. Any change in any applicable statute or regulation could have a material effect on our business and the business of Greater Buffalo Savings Bank.

Regulation of Great Lakes Bancorp, Inc.

                Federal Regulation. We are a holding company subject to the provisions of the BHCA. Accordingly, our activities are limited to the business of banking, managing or controlling banks and other subsidiaries authorized by the FRB and engaging in activities determined by the FRB to be so closely related to banking or managing and controlling banks as to be incidental thereto. In addition, we are subject to FRB regulations, examinations, supervision and reporting requirements.

                We are required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval is also required for us to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than 5% of the outstanding shares of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

                A bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the outstanding voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

                The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC that govern Greater Buffalo Savings Bank. Generally, a bank holding company must have a total risk-weighted capital ratio of at least 8%, a core (Tier 1) capital risk-weighted ratio of at least 4% and a leverage ratio of at least 3% if it receives the FRB's highest examination rating and at least 4% otherwise.

                A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of such company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any statute, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB.

However, well-capitalized bank holding companies meeting certain other criteria are not subject to the prior approval requirement.

                The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only if the bank holding company's net income available to common stockholders over the preceding year was sufficient to fully fund the dividends and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of managerial and financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

                Under Federal law, if a subsidiary bank of a holding company becomes undercapitalized, the bank holding company is required to guarantee compliance with a capital restoration plan until such subsidiary bank has been adequately capitalized on average for four consecutive quarters and has provided appropriate assurances of performance.

                Our status as a bank holding company under the BHCA does not exempt us from certain Federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

                New York State Regulation. In addition to the Federal bank holding company regulations, a bank holding company organized or doing business in the State of New York may be also subject to regulation under the NYBL. The term "bank holding company," for the purposes of the NYBL, is defined generally to include any person, company or trust that directly or indirectly either controls the election of a majority of the directors or owns, controls, or holds with power to vote more than 10% of the voting stock of a bank holding company or, if the company is a banking institution, another banking institution, or 10% or more of the voting stock of each of two or more banking institutions. In general, a bank holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of the NYBL. Under the NYBL, the prior approval of the Banking Department is required before: (i) any action is taken that causes any company to become a bank holding company; (ii) any action is taken that causes any banking institution to become or to be merged or consolidated with a subsidiary of a bank holding company; (iii) any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of a banking institution; (iv) any bank holding company or subsidiary thereof acquires all or substantially all of the assets of a banking institution; or (v) any action is taken that causes any bank holding company to merge or consolidate with another bank holding company. Additionally, certain restrictions apply to New York bank holding companies regarding the acquisition of banking institutions which have been chartered five years or less and are located in smaller communities. Officers, directors and employees of New York bank holding companies are subject to limitations regarding loans obtained from subsidiaries. As a single bank holding company, we are not currently subject to the bank holding company provisions of the NYBL. However, any future acquisition of ownership, control, or the power to vote 10% or more of the voting stock of another bank or bank holding company will result in our being subject to such provisions.

Regulation of Greater Buffalo Savings Bank

                Federal Regulation. As a state-chartered stock savings bank that is not a member of the FRB, Greater Buffalo Savings Bank is under the general supervision of the FDIC. Greater Buffalo Savings Bank is subject to periodic examinations by the FDIC to review compliance with various regulatory requirements. In addition, our Bank must obtain the approval of the FDIC prior to opening new branches. The FDIC has substantial discretion in the exercise of its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. We must file also periodic reports with the FDIC concerning our activities and financial condition.

                The FDIC has adopted risk-based capital adequacy guidelines for banks under its supervision. Generally, under the FDIC's regulations, a bank's core (Tier 1) capital (as defined in the FDIC's regulations) as a percentage of risk-weighted assets and certain off-balance sheet instruments must be at least 4%, and a bank's total capital as a percentage of risk-weighted assets and certain off-balance sheet instruments must be at least 8%.

                The Federal Deposit Insurance Act requires the FDIC to implement a system of prompt corrective action for undercapitalized institutions which are under its general supervision. Under FDIC regulations, every institution under its supervision is ranked in one of five categories, ranging from "well capitalized" to "critically undercapitalized. " An institution is generally considered to be "well capitalized" if it has a total risk-weighted capital ratio of at least 10%, a core (Tier 1) risk-weighted capital ratio of at least 6%, a leverage ratio of at least 5% and meets certain other requirements. An institution is generally considered to be "adequately capitalized" if it has a total risk-weighted capital ratio of at least 8%, a core (Tier 1) risk-weighted capital ratio of at least 4% and a leverage ratio of at least 3% if it receives the FDIC's highest examination rating or at least 4% otherwise. An institution is generally considered "undercapitalized" if it has a total risk-weighted capital ratio of less than 8%, a core (Tier 1) risk-weighted capital ratio of less than 4% or a leverage ratio of less than 3% if it receives the FDIC's highest examination rating or less than 4% otherwise. An institution is generally considered "significantly undercapitalized" if it has a total risk-weighted capital ratio of less than 6%, a core (Tier 1) risk-weighted capital ratio of less than 3% or a leverage ratio of less than 3%. An institution is generally considered "critically undercapitalized" if it has a tangible equity capital to assets ratio equal to or less than 2%.

                An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate Federal banking agency. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, or the Improvement Act, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to limitations. The obligations of a controlling bank holding company under the Improvement Act to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisit ions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the Federal Deposit Insurance Corporation. In addition, the appropriate Federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the Improvement Act.

                For those institutions that are significantly undercapitalized or are undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate Federal banking agency must require the institution to take one or more of the following actions:

·	sell enough shares, including voting shares, to become adequately capitalized;
·	merge with, or be sold to, another insured depository institution or holding company, but only if grounds exist for appointing a conservator or receiver;
·	restrict transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist;
·	otherwise restrict transactions with bank or non-bank affiliates;
·	restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";
·	restrict asset growth or reduce total assets;
·	alter, reduce, or terminate activities determined by the appropriate Federal banking agency to pose excessive risk to the institution;
·	hold a new election of directors;

·	dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with prescribed procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

·	employ "qualified" senior executive officers;
·	cease accepting deposits from correspondent depository institutions;
·	divest non-depository affiliates determined by the appropriate Federal banking agency to pose a significant risk to the institution; or
·	be divested by a parent holding company if the appropriate Federal banking agency determines that divestiture would improve the institution's financial condition and prospects.

In addition, without the prior approval of the appropriate Federal banking agency, the institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

                The following table sets forth the actual regulatory ratios of Greater Buffalo Savings Bank as of June 30, 2003 in comparison to minimum required regulatory capital ratios for an "adequately capitalized bank."

		Required
Regulatory Ratio	Actual	Minimum

Risk-Weighted Capital:
Total Capital	11.85%	8%
Core (Tie r 1) Capital	10.88%	4%
Leverage Ratio	6.28%	3% or 4%, depending
		on FDIC's examination rating

                At June 30, 2003, Greater Buffalo Savings Bank was considered "well capitalized" under FDIC regulations.

                New York State Regulation. As a New York State chartered stock savings bank, Greater Buffalo Savings Bank is subject to regulation by the New York State Banking Department. Various state statutes, rules and regulations affect its operations. These include a requirement to maintain reserves against deposits, restrictions on the nature and the amount of loans it makes and the interest charged thereon, regulations relating to investments, and restrictions on other activities. Greater Buffalo Savings Bank must file periodic reports with the Banking Department concerning its activities and financial condition. In addition, it must obtain the approval of the Banking Department prior to entering into certain transactions, such as the opening of new branch offices.

                Greater Buffalo Savings Bank is subject to periodic examinations by the Banking Department to review compliance with various regulatory requirements. The Banking Department has substantial discretion in the exercise of its supervisory and enforcement activities and examination policies, including polic ies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such policies by the Banking Department could have a material adverse impact on Greater Buffalo Savings Bank and on its operations.

                The NYBL prohibits Greater Buffalo Savings Bank from acquiring real estate as an investment, except under certain limited circumstances. For example, it may purchase real estate if all or part of any property is to be utilized as a banking office or to house employees engaged in bank operations. Moreover, the book value of real estate and leasehold improvements that Greater Buffalo Savings Bank may own to conduct our banking operations may not exceed 5% of our total assets, except that the New York State Superintendent of Banks may waive this restriction if, in his or her sole judgment, a waiver will not adversely impact Greater Buffalo Savings Bank's financial condition. Greater Buffalo Savings Bank may also acquire real estate through foreclosure of properties to satisfy mortgage debts where mortgagors have defaulted.

Community Reinvestment Act

                The Community Reinvestment Act requires that, in connection with its examination of a financial institution within its jurisdiction, the FDIC shall evaluate the record of such financial institution in meeting the credit needs of the financial institution's local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Greater Buffalo Savings Bank.

Restrictions on Transactions with Affiliates

                Both we and Greater Buffalo Savings Bank are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act, which places limits on the amount of:

·	a bank's loans or extensions of credit to an affiliate;

·	a bank's investment in affiliate;

·	assets a bank may purchase from an affiliate, except for real and personal property exempted by the FRB;

·	a bank's acceptance, as collateral for a loan, of securities issued by an affiliate; and

·	a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

                In addition, Section 23B also generally prohibits an institution from engaging in transactions with affiliates (including the furnishing of services) unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Anti-Terrorism Legislation

                In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or USA Patriot Act, was enacted. Under the USA Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealing with foreign financial institutions and foreign and domestic customers.

Interstate Banking

                Under the Riegle -Neal Interstate Banking and Branching Efficiency Act of 1994 any adequately capitalized and adequately managed bank holding company located in New York can acquire a bank located in any other state, and any adequately capitalized and adequately managed bank holding company located outside New York can acquire any New York-based bank, in either case subject to certain deposit percentage and other restrictions. Unless prohibited by state law, adequately capitalized and adequately managed bank holding companies are permitted to consolidate their multi-state bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if the laws of the host state expressly permit it. The authority of a bank to establish and operate branches within a state continue to be subject to applicable state branching laws. As permitted by the Federal statute, the NYBL, as a general matter, requires a New York-based bank to be in existence for at least five years before it can be merged into a bank located in another state. The NYBL permits a bank located in another state to maintain branches in New

York acquired in a merger or other acquisition and, with the approval of the Superintendent of the Banking Department, to open de novo branches.

Gramm-Leach-Bliley Act

                The Gramm-Leach-Bliley Act, or GLB Act, was enacted in 1999. This statute removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information. Under provisions of this statute and regulations adopted by the appropriate regulators, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The GLB Act creates a new type of bank holding company called a "financial holding company," which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (i) financial in nature, (ii) incidental to activities that are financial in nature or (iii) complimentary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

                The GLB Act also establishes the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the GLB Act spells out the regulatory authority of the bank regulatory agencies, the SEC and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The FRB is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any Federal law that it has authority to enforce.

                Although the GLB Act reaffirms that states are the regulators for insurance activities of all persons, including federally-chartered banks, it prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

                The GLB Act also establishes a minimum Federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions. The privacy provisions of the GLB Act have been implemented by adoption of regulations by various Federal agencies.

                We anticipate that the GLB Act and the regulations adopted thereunder will be likely to create new opportunities for us to offer expanded services to customers in the future, though we have not yet determined what the nature of the expanded services might be or when we might find it feasible to offer them. We further expect that the GLB Act will increase competition from larger financial institutions that are currently more capable than us of taking advantage of the opportunity to provide a broader range of services. However, we continue to believe that our commitment to providing high quality, personalized service to customers will permit us to remain competitive in our market area.

Fiscal and Monetary Policy

                Banking is a business that depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of its earnings. Thus, our earnings and growth and the earnings and growth of Greater Buffalo Savings Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on us and Greater Buffalo Savings Bank cannot be predicted.

MANAGEMENT

Directors and Executive Officers
Our directors and executive officers and their ages as of June 30, 2003 are as follows:

Name	Age	Position (1)

Barry M. Snyder	58	Chairman of the Board of Directors
William A. Evans	63	Vice Chairman of the Board of Directors
Andrew W. Dorn, Jr.	52	President, Chief Executive Officer, Treasurer and Director
Lee M. Storch	52	Executive Vice President and Chief Operating Officer
Louis Sidoni	71	Executive Vice President, Secretary and Director
Kim S. Destro	45	Vice President and Chief Financial Officer
Paul W. Bergman	50	Vice President and Chief Lending Officer
Marylou Borowiak	44	Vice President and Chief Banking Officer
Douglas S. Cohen	44	Vice President and Chief Administrative Officer
Harold Davis	59	Vice President and Chief Information Officer
Frederick A. Wolf	60	Assistant Secretary and Director
Sarah Hill Buck	55	Director
Carolyn B. Frank	44	Director
Fred J. Hanania	70	Director
Luiz F. Kahl	67	Director
Gerard T. Mazurkiewicz	56	Director
Brenda Williams McDuffie	49	Director
Acea M. Mosey-Pawlowski	36	Director
Dennis M. Penman	54	Director
James A. Smith	54	Director
Louis J. Thomas	61	Director
David L. Ulrich	55	Director

(1) With the exception of Mr. Mazurkiewicz, who was appointed in June 2003, all of our directors have also been directors of Greater Buffalo Savings Bank since its inception in 1999.

                Barry M. Snyder has been a director since our inception in 1999 and has served as our Chairman of the Board of Directors since August 2001. He is the President and Chief Executive Officer of Tuxedo Junction, a chain of formal wear rental stores, and the Chairman of the Board of Great Skate Hockey Supply Company, a distributor of hockey equipment in the United States. Mr. Snyder is a graduate of the State University of New York at Buffalo.

                William A. Evans has been a director since our inception in 1999 and serves as our Vice Chairman of the Board of Directors. Since the sale of his business in 1995, Mr. Evans has been engaged in the management of Evans Enterprises, a private investment company. Mr. Evans is a graduate of the United States Military Academy at West Point and the University of Florida School of Law.

                Andrew W. Dorn, Jr. has served as our President and Chief Executive Officer and as a director since we began operations in 1999. From 1995 to 1998, he served in the same capacity for Jamestown Savings Bank. Mr. Dorn is a graduate of the State University of New York at Buffalo and earned a masters degree in Finance from Canisius College.

                Lee M. Storch joined our bank in August 2003 and was named Executive Vice President and Chief Operating Officer of Great Lakes Bancorp, Inc. in September 2003. He has extensive experience in banking having been employed in various capacities with several banks from 1983 to 1996. After serving as President & Chief Executive Officer of Neuman Microtechnologies, Inc. from 1996 to 1999, he joined Orr & Reno, PA, a New Hampshire law firm, as Director of Administration. He is a graduate of Babson College and received a masters degree in business administration from Suffolk University.

                Louis Sidoni has been an Executive Vice President, our Secretary and a director since our inception in 1999. From 1993 until June 1998, he served as an executive Vice President and Chief Operating Officer of Jamestown Savings Bank. Mr. Sidoni is a graduate of the University of Buffalo.

                Kim S. Destro has been our Vice President and Chief Financial Officer since November 1999. From January 1997 until November 1999, she served as Vice President and Controller for Jamestown Savings Bank. Ms. Destro received a Bachelors of Science - Accounting degree from the State University of New York at Fredonia, and is a certified public accountant.

                Paul W. Bergman has been our Vice President and Chief Lending Officer since our inception in 1999. From 1991 until such time, he was a Vice President of Key Corp. Mr. Bergman is a graduate of Canisius College.

                Marylou Borowiak has been our Vice President and Chief Banking Officer since May 2000. From 1993 until May 2000, she served as a regional Vice President for First Niagara Bank. Ms. Borowiak is a graduate of the State University of New York at Buffalo.

                Douglas S. Cohen was appointed Vice President and Chief Administrative Officer in September 2003. From June 2001 until joining our bank in June 2002, Mr. Cohen was engaged in a private consulting business. From June 1984 until June 2001, he served in various capacities at HSBC Bank USA. Mr. Cohen is a graduate of the State University of New York at Binghamton and received a masters degree in business and a certificate in human resource management from the State University of New York at Buffalo School of Management.

                Harold Davis has been our Vice President and Chief Information Officer since May 1999. From 1993 until January 1999, he served in a similar capacity for First Niagara Bank. Mr. Davis is a graduate of the State University of New York at Buffalo.

                Frederick A. Wolf has been a director and has served as our Assistant Secretary since our inception in 1999. Since January 2000, Mr. Wolf has been County Attorney for the County of Erie, New York. Prior thereto, Mr. Wolf was engaged in the private practice of law in Buffalo, New York for approximately 32 years. Mr. Wolf is a graduate of the University of Buffalo and the State University of New York at Buffalo School of Law.

                Sarah Hill Buck has been a director since our inception in 1999. Since 1986, she has been the owner and President of Fiduciary Services, Inc., a provider of fiduciary tax and accounting services. Prior thereto, Ms. Buck was engaged in the private practice of law in Buffalo, New York. Ms. Buck is a graduate of Bethany College and received a masters degree in psychology from the Ohio State University and a J.D. degree from the State University of New York at Buffalo School of Law.

                Carolyn B. Frank has served as a director since our inception in 1999. From 1987 until May 2002, she was associated with Kaleida Health Systems serving, at various times, as chief financial officer, chief executive officer and president. Since May 2002, she has been an independent consultant to the health care industry. Mrs. Frank is a graduate of Canisius College.

                Fred J. Hanania has been a director since our inception in 1999. From 1969 until his withdrawal from day to day management in 1989, he was the President of BWC Transportation, a cartage, leasing and transportation company. Since 1989, he has been engaged in real estate development and management. Mr. Hanania attended the University of Buffalo.

                Luiz F. Kahl has been a director since our inception in 1999. Since 1995, he has been a principal in, and the President of, Vector Group, LLC, a private investment company. Prior thereto, Mr. Kahl was President of Carborundum Company, a manufacturer of high technology ceramic materials and ceramic fibers. Mr. Kahl received a B.S. in Engineering from the University of Rio de Janeiro and a M.S.M.E. degree from the University of Houston.

                Gerard T. Mazurkiewicz was appointed a director in June 2003. Currently he provides tax and business consulting services to a number of private and public companies. He was employed in the Buffalo office of KPMG LLP since 1969 and was appointed partner in charge of the Upstate New York/Albany tax practice in 1996, serving in that capacity until his retirement from KPMG in January 2002. Mr. Mazurkiewicz is a graduate of the State University of New York at Buffalo and is a certified public accountant.

                Brenda Williams McDuffie has been a director since our inception in 1999. She has been president of the Buffalo Urban League, Inc. since 1998. Prior thereto, she served as executive director for the Buffalo and Erie County Private Industry Council for 15 years. Ms. McDuffie is a graduate of the State University College of New York at Buffalo and also earned a Graduate Certificate in Human Resource Development from the State University of New York at Buffalo School of Management.

                Acea M. Mosey-Pawlowski has been a director since our inception in 1999. Since 1995, she has been engaged in the private practice of law in Buffalo, New York and has served as in-house counsel to Allied Publishing Service, a national wholesaler of magazines. She is a graduate of Canisius College and the Thomas Cooley School of Law.

                Dennis M. Penman has been a director since our inception in 1999. He has been an Executive Vice President and Chief Operating Officer of M. J. Peterson Real Estate Corporation, a real estate brokerage and development company, since 1980. Mr. Penman is a graduate of the State University of New York at Buffalo and the Institute of Real Estate Management.

                James A. Smith has been a director since our inception in 1999. He has been a practicing orthopedic since 1974. Dr. Smith is a graduate of Georgetown University and the State University of New York at Buffalo School of Medicine.

                Louis J. Thomas has been a director since our inception in 1999. Since 1970, he has served in various capacities with the United Steelworkers Union, and currently serves as Director of District 4 of such union, covering the Northeastern United States and the Commonwealth of Puerto Rico. Mr. Thomas attended East Stroudsburg State College and served on the faculty of Syracuse University.

                David L. Ulrich has been a director since our inception in 1999. Since 1984, he has been the owner and President of Ulrich & Company, a full service insurance agency. In addition, since 1992, he has been the owner and President of Ulr ich Development Company, LLC, a real estate development company. Mr. Ulrich is a graduate of Ball State University and The Home Insurance Company School of Insurance.

Compensation of Directors

                During 2002, options to purchase 1,200 shares of our common stock at an exercise price of $10 per share were granted to each of our non-employee directors. No other compensation was paid to our directors in 2002.

Compensation of Our Executive Officers

                The following table sets forth the cash compensation as well as certain other compensation paid during the years ended December 31, 2000, 2001 and 2002 for our Chief Executive Officer. None of our other executive officers received annual compensation in excess of $100,000. The amounts shown include compensation for services in all compensation capacities.

		Annual Compensation			Long-Term Compensation Awards
				Other Annual Compensation	Securities Underlying Options/ SARs(2)

Name and Principal Position	Fiscal Year					All Other Compensation
		Salary	Bonus
Andrew W. Dorn, Jr.,	2002	$120,000	$—	$7,200(1)	12,000	—
President, Chief	2001	120,000	—	7,200(1)	—	—
Executive Officer and	2000	120,000	—	7,200(1)	20,000	—
Treasurer

(1)Consists of employer contributions and matching contributions made by us for the benefit of Mr. Dorn pursuant to
401(k) Plan. (2) Consists of grants to Mr. Dorn under our 2000 Stock Option Plan.

Employee Plans

                2000 Stock Option Plan. In October 1999, the Greater Buffalo Savings Bank 2000 Stock Option Plan, or the 2000 Stock Option Plan, was adopted by Greater Buffalo Savings Bank and subsequently approved by its stockholders and the New York State Superintendent of Banks. In connection with our formation as a holding company for Greater Buffalo Savings Bank, this plan was assumed by us. 180,000 shares of our common stock have been reserved for issuance under the 2000 Option Plan. Pursuant to this plan, non-qualified stock options may be granted to our directors and founders and incentive stock options may be granted to our employees, including our officers. In each instance, the exercise price for the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our board of directors and (ii) $10. Generally, options granted to our directors and founders vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2000 Option Plan expire ten years from the date of grant. In 2002, we granted options to purchase 34,550 shares of common stock under our 2000 Option Plan.

                2002 Stock Option Plan. In February 2002, the Greater Buffalo Savings Bank 2002 Stock Option Plan, or the 2002 Stock Option Plan, was adopted by Greater Buffalo Savings Bank and subsequently approved by its stockholders and the New York State Superintendent of Banks. In connection with our formation as a holding company for Greater Buffalo Savings Bank, this plan was assumed by us. 200,000 shares of our common stock have been reserved for issuance under the 2002 Stock Option Plan. Pursuant to this plan, non-qualified stock options may be granted to our directors and founders and incentive stock options may be granted to our employees, including our officers. In each instance, the exercise price of the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Generally, options granted to our directors and founders vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2002 Option Plan expire ten years from the date of grant. In 2002, we granted options to purchase 15,600 shares of common stock under our 2002 Option Plan.

                401(k) Plan. We maintain a 401(k) retirement savings plan which covers substantially all of our employees, including our executive officers, who have completed at least 365 days of service. We contribute an annual amount equal to 3% of each participant's base salary. Eligible participants may also contribute up to 15%

of their annual compensation (15% for highly compensated employees), subject to an annual limitation as adjusted by the provisions of the Internal Revenue Code of 1986, as amended, or the Code. Participant contributions are matched by us in an amount equal to 50% of his contributions. Our matching contributions are limited to an additional 3% of the participant's base salary and vest at the rate of 20% per year.

Options Granted in Last Fiscal Year

                The following table contains information concerning the grant of stock options to our executive officers and directors in 2002.

Name and Principal Position	Option Grants(1)	Percentage of Total Options Granted to Employees	Exercise Price Per Share(2)	Expiration Date

Andrew W. Dorn, Jr.,
President, Chief
Executive Officer and
Treasurer	12,000	36.98	$10	3/1/12
Lee M. Storch,
Vice President and Chief
Operating Officer	—	n/a	n/a	n/a
Louis Sidoni, Executive
Vice President and
Secretary	3,000	9.24	$10	3/1/12
Kim S. Destro,
Vice President and Chief
Financial Officer	2,900	8.94	$10	3/1/12
Paul W. Bergman,
Vice President and Chief
Lending Officer	2,150	6.63	$10	3/1/12
Marylou Borowiak,
Vice President and Chief
Banking Officer	2,900	8.94	$10	3/1/12
Douglas S. Cohen,
Vice President and Chief
Administrative Officer	—	n/a	n/a	n/a
Harold Davis,
Vice President and Chief
Information Officer	1,400	4.31	$10	3/1/12

(1)Generally, options granted to our directors and founders pursuant to the 2000 Stock Option Plan and the 2002 Stock Option Plan vest immediately, and options granted to our employees pursuant to the 2000 Stock Option Plan and the 2002 Stock Option Plan vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant.

(2)Pursuant to the provisions of the 2000 Stock Option Plan and the 2002 Stock Option Plan, the exercise price of options granted shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Based on our prior lack of profitability and the historical sale price of our common stock, the option committee granted the options at an exercise price of $10.

Aggregate Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values

                The following table sets forth information with respect to our executive officers named in the compensation table set forth above concerning the exercise of options during 2002 and unexercised options held at the end of 2002.

				Number of Securities		Value of Unexercised
				Underlying Unexercised		in-the-Money Options
				Options at Fiscal Year End		At Fiscal Year End (1)
Shares
	Name and	Acquired	Value
	Principal Position	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew W. Dorn, Jr.,
	President, Chief Executive Officer and Treasurer	0	$0	12,000	28,000	$0	$0

(1)	Represents the difference between $8.47, the book value of our common stock as of December 31, 2002, and the exercise prices of such options which are exercisable at an exercise price of $10.

Equity Compensation Plan Information

                    The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2002, including the 2000 Stock Option Plan and the 2002 Stock Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved
	188,000	$10	192,000
by security holders
Equity compensation plans not approved by security holders
	—	—	—
Total	188,000	$10	192,000

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

                The non-employee members of our Executive Committee currently serve as our Compensation Committee. This committee makes recommendations to our board of directors with respect to the compensation of our executive officers and reviews all of our employment policies and benefit programs.

                The base salary of our Chief Executive Officer was initially set in November 1999 to be competitive with that of chief executive officers at other de novo banks. Our Compensation Committee has adopted a compensation strategy for our Chief Executive Officer that utilizes reasonable salaries and places heavy emphasis on incentive compensation such as cash bonuses and stock options in order to reward contributions to our long-term success. We anticipate that once we have achieved sustained profitability, the base salary for our Chief Executive Officer will be determined by competitive, market-based pay practices, performance evaluations and expected future contributions. Base salaries will most likely be targeted at the median level of salaries at comparable banks for executives with similar experience, but will also take into account unique responsibilities and performance.

Barry M. Snyder, Chairman
William A. Evans
Luiz F. Kahl
David L. Ulrich
Frederick A. Wolf
Carolyn B. Frank

PRINCIPAL STOCKHOLDERS

                The following table sets forth certain information as of June 30, 2003 regarding the beneficial ownership of our common stock and Class B common stock by: (i) each person or entity who is known by us to own beneficially more than 5% of our common stock or 5% or more of our Class B common stock; (ii) by each Director; (iii) by each of or our executive officers and (iv) by all of our executive officers and Directors as a group.

	Common Stock		Class B Common Stock
Directors, Officers and	Number of	Percentage	Number of Shares	Percentage
5% Stockholders	Shares (1)	of Class	(1)	of Class
Barry M. Snyder (2)(3)	183,790	8.86	—	—
William A. Evans (2)(4)	123,200	5.94	—	—
Andrew W. Dorn, Jr. (2)(5)	30,200	1.46	—	—
Louis Sidoni (2)(6)	26,000	1.25	—	—
Lee M. Storch (2)	—		—	—
Kim S. Destro (2)(7)	2,220	*	—	—
Paul W. Bergman (2)(8)	3,020	*	—	—
Marylou Borowiak (2)(9)	620	*	—	—
Douglas S. Cohen (2)	—		—	—
Harold Davis (2)(10)	1,920	*	—	—
Frederick A. Wolf (2)(11)	35,200	1.70	—	—
Sarah Hill Buck (2)(12)	7,700	*	—	—
Carolyn B. Frank (2)(13)	7,200	*	—	—
Fred J. Hanania (2)(14)	43,200	2.08	—	—
Luiz F. Kahl (2)(15)	23,200	1.12	—	—
Gerard T. Mazurkiewicz (2)	—	—	—	—
Brenda Williams McDuffie (2)(16)	4,200	*	—	—
Acea M. Mosey-Pawlowski (2)(17)	42,443	2.05	—	—
Dennis M. Penman (2)(18)	4,200	*	—	—
James A. Smith (2)(19)	103,200	4.98	—	—
Louis J. Thomas (2)(20)	7,700	*	—	—
David L. Ulrich (2)(21)	103,200	4.98	—	—
All Directors and Executive Officers as a
Group (21 persons) (22)	751,913	36.26	—	—
Fannie Mae	97,880	4.72	115,750	100

* Less than 1%.
(1) Rounded to the nearest whole share. Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.

(2) The business address of each of the executive officers and directors is 2421 Main Street, Buffalo, New York 14214.

(3) Includes (i) 180,090 shares of common stock held by Lindrew Properties, LLC, a family limited liability company of which Mr. Snyder is the sole member and (iii) 2,000 shares of common stock issuable under options granted to Mr. Snyder under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Snyder under the 2002 Stock Option Plan which are exercisable within 60 days.

(4) Includes 12,000 shares of common stock issuable under options granted to Mr. Evans under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Evans under the 2002 Stock Option Plan which are exercisable within 60 days.

(5) Includes (i) 100 shares of common stock owned directly by Mr. Dorn's spouse, as to which Mr. Dorn disclaims beneficial ownership and (ii) 22,400 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 17,600 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are not exercisable within 60 days.

(6) Includes (i) 4,000 shares of common stock owned by D. A. Ross Irrevocable Trust of which Mr. Sidoni is co-Trustee and shares voting and investment power and (ii) 16,600 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 8,400 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are not exercisable within 60 days.

(7) Includes 2,420 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are exe rcisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are not exercisable within 60 days.

(8) Includes 2,720 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,480 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are not exercisable within 60 days.

(9) Includes 1,420 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are not exercisable within 60 days.

(10) Includes 3,020 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 2,980 shares of common stock is suable under options granted to Mr. Davis under the 2000 Stock Option Plan which are not exercisable within 60 days.

(11) Includes 9,000 shares of common stock issuable under options granted to Mr. Wolf under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Wolf under the 2002 Stock Option Plan which are exercisable within 60 days.

(12) Includes 2,000 shares of common stock issuable under options granted to Ms. Buck under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. Buck under the 2002 Stock Option Plan which are exercisable within 60 days.

(13) Includes 2,000 shares of common stock issuable under options granted to Mrs. Frank under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mrs. Frank under the 2002 Stock Option Plan which are exercisable within 60 days.

(14) Includes 2,000 shares of common stock issuable under options granted to Mr. Hanania under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Hanania under the 2002 Stock Option Plan which are exercisable within 60 days.

(15) Includes 2,000 shares of common stock issuable under options granted to Mr. Kahl under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Kahl under the 2002 Stock Option Plan which are exercisable within 60 days.

(16) Includes 2,000 shares of common stock issuable under options granted to Ms. McDuffie under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. McDuffie under the 2002 Stock Option Plan which are exercisable within 60 days.

(17) Includes 2,000 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2002 Stock Option Plan which are exercisable within 60 days.

(18) Includes 2,000 shares of common stock issuable under options granted to Mr. Penman under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Penman under the 2002 Stock Option Plan which are exercisable within 60 days.

(19) Includes 2,000 shares of common stock issuable under options granted to Mr. Smith under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Smith under the 2002 Stock Option Plan which are exercisable within 60 days.

(20) Includes 2,000 shares of common stock issuable under options granted to Mr. Thomas under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Thomas under the 2002 Stock Option Plan which are exercis able within 60 days.

(21) Includes 2,000 shares of common stock issuable under options granted to Mr. Ulrich under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Ulrich under the 2002 Stock Option Plan which are exercisable within 60 days.

(22) Includes an aggregate of 85,580 shares of common stock issuable under options granted to our executive officers and Directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are exercisable within 60 days. Excludes an aggregate of 61,020 shares of common stock issuable under options granted to our executive officers and Directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are not exercisable within 60 days.

CERTAIN TRANSACTIONS

                Our directors and executive officers are customers of ours, and have had transactions with us in the past and are expected to have transactions with us in the future. Any outstanding transactions made to any of our directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of the transaction for comparable transactions with our employees, and did not involve more than normal risk of collection or contain other terms unfavorable to us.

DESCRIPTION OF OUR CAPITAL STOCK

General

                As set forth in our certificate of incorporation, our authorized capital stock consists of (i) 20 million shares of common stock, $.001 par value per share, (ii) 5 million shares of Class B common stock, $.001 par value per share and (iii) 5 million shares of preferred stock, $.001 par value per share. Our board of directors has the power from time to time to issue additional shares of our common stock, Class B common stock or preferred stock authorized by our certificate of incorporation without obtaining approval of our stockholders. The rights, qualifications, limitations and restrictions on each series of our issued preferred stock will be determined by our board of directors and approved as required by the Delaware General Corporation Law or otherwise at the time of issuance and may include, among other things, rights in liquidation, rights to participating dividends, voting and convertibility to our common stock. The following descriptions of our capital stock are qualified in their entirety by reference to the our certificate of incorporation.

Voting

                Holders of our common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote and possess the exclusive voting rights in our company. Our Class B common stock is non-voting, and holders thereof have no voting rights. Holders of our common stock are not entitled to cumulate their votes for the election of directors.

Liquidation Rights

                In the event of our liquidation, dissolution or winding up, the holders of our common stock and Class B common stock will be entitled to receive, after payment of all of our debts and liabilities (including all deposits and accrued interest thereon) and after honoring the rights, if any, of our preferred stockholders, all of our assets of for distribution in cash or in kind. Holders of our common stock and Class B common stock will not be entitled to preemptive rights with respect to any shares of our capital stock that may be issued in the future. Neither our common stock nor our Class B common stock is subject to redemption or conversion.

Anti-Takeover Provisions

                Our certificate of incorporation and bylaws contain a number of provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of our company, including provisions (i) classifying our board of directors into three classes with each class to serve for three years with one class being elected annually; (ii) authorizing our board of directors to fix the size its membership between seven and 25 directors; (iii) authorizing directors to fill vacancies in our board of directors; (iv) providing that our directors may be removed only for cause and only by the affirmative vote of at least 80% of the shares entitled to be voted in the election of directors; (v) disallowing the right of our stockholders to act by written consent without a meeting; (vi) allowing our board of directors to give due consideration to constituencies other than our stockholders in evaluating acquisition or merger proposals; (vii) providing that certain of the foregoing provisions may only be amended by the affirmative vote of 80% of the shares entitled to be voted; and (viii) setting forth specific conditions under which (a) business may be transacted at an annual meeting of our stockholders; and (b) persons may be nominated for election as our directors at an annual meeting of our stockholders.

                The foregoing provisions could impede a change of control of our company. In particular, classification of our board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on our board of directors. Furthermore, allowing our board of directors to consider non-stockholder constituencies may have the effect of increasing our board of directors' discretion to reject acquisition or merger proposals.

                In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of our common stock, Class B common stock and preferred stock may have an anti-takeover effect. The authority of our board of directors to issue our preferred stock with rights and privileges, including voting rights, as it may deem appropriate, may enable our board of directors to prevent a change of control despite a shift in ownership of our common stock. In addition, the authority of our board of directors to issue additional shares of our common stock may help deter or delay a change of control by increasing the number of shares needed to gain control.

LEGAL MATTERS

                Certain legal matters with respect to the validity of the issuance of the shares of our common stock and Class B common stock to be issued in this offering will be passed upon for us by Hodgson Russ LLP, Buffalo, New York.

EXPERTS

                Our financial statements as of December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002 have been incorporated by reference herein in reliance upon the report of Freed Maxick & Battaglia, PC, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GREATER BUFFALO SAVINGS BANK—FINANCIAL STATEMENTS AS OF
DECEMBER, 2002

Report of Independent Accountants	F-2
Statements of Condition as of December, 2002 and 2001	F-3
Statements of Operations for the years ended December 31, 2002 and 2001	F-4
Statements of Shareholders' Equity for the years ended December 31, 2002 and 2001	F-5
Statements of Cash Flows for the years ended December 31, 2002 and 2001	F-6
Notes to Financial Statements	F-7

GREAT LAKES BANCORP, INC.—CONSOLIDATED FINANCIAL STATEMENTS AS OF
JUNE 30, 2003 (Unaudited)

Consolidated Statements of Condition as of June 30, 2003 and December 31, 2002	F-21

Consolidated Statements of Operations for the three and six months ended June 30, 2003 and
2002	F-22

Consolidated Statements of Shareholders' Equity for the six months ended June 30, 2003, and
June 30, 2002	F-23

Consolidated Statements of Cash Flows for the six months ended June 30, 2003, and June 30,
2002	F-24

Notes to Consolidated Financial Statements	F-25

To the Board of Directors
of Greater Buffalo Savings Bank

We have audited the accompanying balance sheet of Greater Buffalo Savings Bank as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of Greater Buffalo Savings Bank as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

FREED MAXICK & BATTAGLIA, CPAs, PC

Buffalo, New York
March 15, 2003

GREATER BUFFALO SAVINGS BANK
	Statements of Condition

Assets	December 31, 2002	December 31, 2001
Cash and cash equivalents:
Cash and due from banks	$3,518,565	$2,406,538
Interest-bearing deposits in other financial institutions	13,585,964	1,782,861
Federal funds sold	-	157,000
Total cash and cash equivalents	17,104,529	4,346,399
Securities available for sale	56,725,551	35,261,309
Federal Home Loan Bank stock, at cost	683,000	332,600
Loans, net of allowance for loan losses	142,257,683	68,869,665
Premises and equipment, net	5,307,920	2,449,839
Other assets	2,505,183	1,915,367
Total assets	$224,583,866	$113,175,179

Liabilities and Shareholders' Equity
Liabilities:
Deposits	197,028,909	101,133,103
Short-term borrowings	9,139,501	3,240
Other liabilities	812,114	344,298
Total liabilities	206,980,524	101,480,641

Shareholders' equity:
Common stock – voting, $5.00 par value, 5,000,000 shares authorized,
1,961,620 and 1,443,995 shares issued and outstanding, 0 and 517,625
shares subscribed for and unissued, respectively	9,808,100	9,808,100
Class B Common stock – non-voting, $5.00 par value, 1,000,000 shares authorized, 115,750 and 61,000 shares issued and outstanding, 0 and
54,750 shares subscribed for and unissued, respectively	578,750	578,750
Additional paid-in capital	8,237,701	8,241,504
Accumulated deficit	(1,487,356)	(2,354,255)
Accumulated other comprehensive income, net	466,147	142,533
	17,603,342	16,416,632
Less: Subscriptions receivable, 0 and 517,625 shares Common stock -
voting and 0 and 54,750 shares Class B common stock – non-voting	-	(4,722,094)
Total shareholders' equity	17,603,342	11,694,538
Total liabilities and shareholders' equity	$224,583,866	$113,175,179

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK Statements of Operations

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Interest income:
Loans	$6,864,340	$2,853,392
Securities available for sale	1,992,206	999,277
Interest-bearing deposits and federal funds sold	191,188	590,721
Total interest income	9,047,734	4,443,390
Interest expense:
Deposits	4,675,916	2,853,674
Short-term borrowings	16,322	3,983
Total interest expense	4,692,238	2,857,657
Net interest income	4,355,496	1,585,733
Provision for loan losses	470,872	833,825
Net interest income after provision for loan losses	3,884,624	751,908
Non -interest income:
Net gain on sale of securities available for sale	911,199	492,454
Other operating income	246,855	138,203
Total non-interest income	1,158,054	630,657
Non -interest expenses:
Salaries and employee benefits	2,088,767	1,331,646
Occupancy, equipment and furnishings	682,502	560,714
Data processing and operations	463,706	294,275
Advertising	281,446	234,765
Printing, postage and supplies	225,974	162,976
Professional services	128,182	109,229
Other operating expenses	242,757	193,766
Total non-interest expenses	4,113,334	2,887,371
Income (loss) before income taxes	929,344	(1,504,806)
Income tax provision (benefit)	62,445	(584,607)
Net income (loss)	$866,899	$(920,199)
Net income (loss) per share – basic and diluted	$.42	$(0.79)
Weighted average number of common shares outstanding – basic
and diluted	2,068,466	1,171,780

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK
Statements of Shareholders' Equity
Years ended December 31, 2002 and 2001
	Common stock - voting	Class B Common stock Non-voting	Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Subscriptions receivable	Total shareholders' equity

Balance at December 31, 2000	$5,529,800	$-	$5,145,246	$(1,434,056)	$230,823	-	$9,471,813

Issuance of 338,035 shares of
Common stock – voting	1,690,175	-	1,098,614	-	-	-	2,788,789

Issuance of 61,000 shares of Class B
Common stock – non-voting	-	305,000	198,250	-	-	-	503,250

Subscriptions receivable for 517,625 shares of Common stock-voting	2,588,125	-	1,682,281	-	-	(4,270,406)	-

Subscriptions receivable for 54,750 shares
of Class B Common stock non-voting	-	273,750	177,938	-	-	(451,688)	-

Payment of underwriting costs	-	-	(60,825)	-	-	-	(60,825)

Comprehensive loss:
Net loss	-	-	-	(920,199)	-	-	(920,199)
Other comprehensive loss, net of tax:
Unrealized losses on securities, net
of reclassification adjustment	-	-	-	-	(88,290)	-	(88,290)
Total comprehensive loss							(1,008,489)
Balance at December 31, 2001	9,808,100	578,750	8,241,504	(2,354,255)	142,533	(4,722,094)	11,694,538

Issuance of 517,625 shares of Common
stock – voting	-	-	-	-	-	4,270,406	4,270,406

Issuance of 54,750 shares of Class B
Common stock – non-voting	-	-	-	-	-	451,688	451,688

Payment of underwriting costs	-	-	(3,803)	-	-	-	(3,803)

Comprehensive income:
Net income	-	-	-	866,899	-	-	866,899
Other comprehensive income, net of tax:
Unrealized gains on securities, net
of reclassification adjustment	-	-	-	-	323,614	-	323,614
Total comprehensive income							1,190,513
Balance at December 31, 2002	$9,808,100	$578,750	$8,237,701	$(1,487,356)	$466,147	$-	$17,603,342

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK Statements of Cash Flows

	Year ended	Year ended
December 31, 2002		December 31, 2001

Cash flows from operating activities:
Net income (loss)	$866,899	$(920,199)
Adjustments to reconcile net income (loss) to net cash
provided (used) by operating activities:
Depreciation, amortization and accretion	581,619	240,007
Deferred income tax expense (benefit)	62,445	(585,107)
Realized gain on sale of securities	(927,524)	(521,528)
Realized loss on sale of securities	16,325	29,075
Loss on disposition of assets	-	2,244
Provision for loan losses	470,872	833,825
Increase in other assets	(801,112)	(239,243)
Increase in other liabilities	467,816	7,798
Net cash provided by operating activities	737,340	(1,153,128)
Cash flows from investing activities:
Purchase of securities available for sale	(73,960,908)	(39,781,851)
Sale of securities available for sale	50,589,418	23,117,461
Purchase of Federal Home Loan Bank stock	(350,400)	(332,600)
Proceeds from principal paydowns on marketable securities available for sale	3,181,676	612,314
Net increase in loans receivable	(74,054,402)	(56,286,845)
Purchase of premises and equipment	(3,134,952)	(330,684)
Net cash used by investing activities	(97,729,568)	(73,002,205)
Cash flows from financing activities:
Net increase in deposits	95,895,806	63,966,126
Net increase (decrease) in short-term borrowings	9,136,261	(36,896)
Payment from stock offering, net	4,718,291	3,231,214
Net cash provided by financing activities	109,750,358	67,160,444
Net increase (decrease) in cash and cash equivalents	12,758,130	(6,994,889)
Cash and cash equivalents at beginning of year	4,346,399	11,341,288
Cash and cash equivalents at end of year	$17,104,529	$4,346,399
Supplemental disclosure of cash flow information:
Cash paid for interest	$4,687,724	$2,853,023
Cash paid for income taxes	$-	$500

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK

Notes to Financial Statements

(1)    Summary of Significant Accounting Policies

Greater Buffalo Savings Bank (the Bank) was chartered as a New York State, shareholder owned savings bank on October 8, 1999. The Bank commenced operations on November 9, 1999, offering a broad range of loan and deposit products to consumer and small business customers in western New York State.

Basis of Presentation

The financial statements include the accounts of the Bank. The accounting principles of the Bank conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Certain prior period amounts have been reclassified to conform to the financial statement presentation of 2002. The Bank does not have reportable operating segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information".

Adoption of Statement of Position No. 01-6 - "Accounting By Certain Entities That Lend To or Finance the Activities of Others"

Effective January 1, 2002, the Bank adopted SOP No. 01-6, which requires the Bank to make additional disclosures relating to the Bank's policies. The adoption of this statement will not have a material impact on the Bank's financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Bank defines cash and cash equivalents as cash and due from banks, interest-bearing deposits in other financial institutions and federal funds sold maturing in less than three months.

Securities Available for Sale

The Bank classifies its debt securities and certain mutual fund investments as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax, until realized. The fair value of securities available for sale is estimated utilizing independent pricing services and is based on available market data.

Interest income includes interest earned on securities and the respective amortization of premium or accretion of discount. Amortization or accretion is computed using the straight-line method which approximates the interest rate method.

Loans

Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income is amortized to income using a method that approximates the interest method.

Allowance for Loan Losses

The allowance for loan losses is management's estimate of probable loan losses inherent in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.

The Bank performs periodic reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. An estimated loss percentage is applied to each homogeneous segment, generally consisting of residential mortgage loans, consumer loans and commercial loans. Additionally, an estimated loss percentage is applied to loans that have been classified as substandard, doubtful or as a loss by the Bank. The estimated losses associated with each of these individual components are then accumulated to obtain the total allowance for loan losses.

Nonperforming Loans

Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, are generally classified as nonperforming loans unless well-secured and in the process of collection. Loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties are classified as nonperforming until the loan is performing for an adequate period of time under the restructured agreement. Interest accrued but not collected is reversed when a loan is classified as nonperforming. Interest collections on nonperforming loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the Bank is required to report basic and diluted earnings per share. Net income (loss) per common share is based upon the weighted average number of common shares outstanding during the periods presented. As of December 31, 2002 and 2001, all outstanding stock options have not been considered common stock equivalents because their assumed exercise would be anti-dilutive due to the stock option price being equal to or greater than the fair value of the Bank stock.

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation, which is calculated on a straight-line basis over the estimated useful lives of the assets. The cost of furniture, fixtures and equipment is being depreciated over periods ranging from three to seven years. The cost of leasehold improvements is being amortized over the terms of the related leases, ranging from seventeen to twenty years or the estimated useful lives of the assets, whichever is less. Construction in progress includes costs associated with the purchase of a parcel of land in Amherst, New York, which closed on October 7, 2002. Construction was initiated on a new branch office in January 2003 with an anticipated completion date of June 2003. Costs associated with this project are expected to total $1.6 million.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Underwriting Costs

Underwriting Costs related to the Bank's secondary offering totaled $3,803 and $60,825 during the years ended December 31, 2002 and 2001 respectively, and were recorded as a reduction of proceeds from stock issuances.

(2) Securities Available for Sale

The amortized cost, unrealized gains and losses and approximate fair value of securities available for sale at December 31, 2002 and 2001 are summarized as follows:

		Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2002	Amortized Cost

U.S. government and federal
Agencies:
Due from one year to five years	$8,556,347	$227,934	$(53)	$8,784,228
Due from five to ten years	5,000,000	2,001	-	5,002,001
Mortgage-backed fixed rate
pass-through securities	39,335,869	519,665	(3,057)	39,852,477
Other debt securities:
Due from one to five years	3,069,159	65,473	(47,787)	3,086,845

Total securities available for sale	$55,961,375	$815,073	$(50,897)	$56,725,551

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2001
U.S. government and federal
agencies:
Due within one year	$499,134	$7,919	$-	$507,053
Due from one year to five years	5,571,649	127,498	-	5,699,147
Due from five to ten years	7,507,305	62,596	-	7,569,901
Mortgage-backed fixed rate
pass-through securities	9,341,392	27,226	(27,016)	9,341,602
Other debt securities:
Due from one to five years	1,030,499	30,361	-	1,060,860
Due from five to ten years	2,035,010	60,784	(23,445)	2,072,349
Equity securities:
Mutual funds	9,042,659	-	(32,262)	9,010,397
Total securities available for sale	$35,027,648	$316,384	$(82,723)	$35,261,309

At December 31, 2002, securities with a book value of $31,688,259 and a fair value of $32,310,174 were pledged to secure the Bank's Treasury Tax and Loan account with the Federal Reserve Bank, short-term borrowings with the Federal Home Loan Bank, United States District Court accounts, the NYS Linked Deposit Program and a $10 million subsidized deposit received from the State of New York.

(3) Loans

Loans receivable are summarized as follows:

	December 31,	December 31,
	2002	2001
Mortgage loans:
Residential	$109,781,247	$53,889,468
Commercial	13,431,483	7,171,256
Total mortgage loans	123,212,730	61,060,724
Commercial loans	6,139,731	2,052,288
Consumer loans:
Home equity	11,996,986	4,711,773
Other	434,136	773,612
Total consumer loans	12,431,122	5,485,385
	141,783,583	68,598,397
Net deferred loan origination costs	1,851,100	1,196,268
Allowance for loan losses	(1,377,000)	(925,000)
	$142,257,683	$68,869,665

Non-accrual and renegotiated loans for which interest has been reduced totaled approximately $821,129 and $42,320 at December 31, 2002 and 2001 respectively. Foregone interest income that would have been recorded under the original terms of such loans totaled $39,419 and $1,421 for the years ended December 31, 2002 and 2001 respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Balance at beginning of the period	$925,000	$92,000
Provision charged to income	470,872	833,825
Charge-off's	(19,585)	(825)
Recoveries	713	-
Balance at end of the period	$1,377,000	$925,000

Outstanding commitments, consisting of both unused lines-of-credit and commitments to originate new loans totaled $17,279,403 and $15,609,539 at December 31, 2002 and 2001 respectively.

(4) Premises and Equipment, net

Premises and equipment at December 31, 2002 and 2001 are summarized as follows:

	December 31, 2002	December 31, 2001

Land	$400,000	$-
Buildings and improvements	2,588,453	-
Construction in-process	654,400	1,104,654
Furniture, fixtures and equipment	1,680 619	1,088,456
Leasehold improvements	628,734	628,734
	5,952,206	2,821,844
Less accumulated depreciation and amortization	644,286	372,055

	$5,307,920	$2,449,839

Depreciation expense was $276,871 and $220,427 for the years ended December 31, 2002 and 2001 respectively.

At December 31, 2002, the Bank was obligated under four operating leases for office space in Buffalo, West Seneca, Kenmore and North Tonawanda, New York through October 2009, June 2010, November 2007 and July 2013 respectively (the West Seneca lease contains a cancellation clause, exercisable by the Bank after five years in consideration of a termination fee of either $75,000 or $100,000, based on branch deposits at that time). Net rent expense under these operating leases, included in occupancy expense, was $153,169 and $131,412 for the years ended December 31, 2002 and 2001 respectively.

The projected minimum rental payments under the terms of the leases at December 31, 2002 are as follows:

Years Ending	Non-cancelable	Cancelable
December 31	Amount	Amount

2003	$98,070	$67,500
2004	100,169	72,500
2005	103,716	87,500
2006	103,968	100,000
2007	102,708	100,000
2008 and thereafter	298,471	250,000

	$807,102	$677,500

(5) Other Assets

Other assets at December 31, 2002 and 2001 are summarized as follows:

	December 31, 2002	December 31, 2001

Deferred tax asset	$1,010,781	$1,280,127
Accrued interest and dividends	818,351	546,504
Accounts receivable	467,620	2,664
Prepaid expenses	94,105	77,547
Real estate owned	58,050	-
Other	56,276	8,525

	$2,505,183	$1,915,367

(6)    Deposits

        Deposits at December 31, 2002 are summarized as follows:

	Weighted
	Average
	Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing
deposits of $7,121,404	0.71%	$21,955,121	11.14%
Money market	1.59	12,465,915	6.33
Passbook savings	2.95	110,195,455	55.93
		144,616,491	73.40
Certificates of deposit	2.93	52,412,418	26.60

		$197,028,909	100.00%

Deposits at December 31, 2001 are summarized as follows:

	Weighted
	Average
	Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing
deposits of $5,393,116	0.91%	$15,055,053	14.88%
Money market	2.24	25,004,874	24.73
Passbook savings	2.97	9,000,930	8.90
		49,060,857	48.51
Certificates of deposit	4.79	52,072,246	51.49

		$101,133,103	100.00%

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

Due within 12 months	$31,877,804
Due between 12 and 24 months	9,387,522
Due between 24 and 36 months	2,817,932
Due between 36 and 60 months	8,329,160

$52,412,418

Certificates of deposit issued in amounts of $100,000 or more totaled $20,561,681 and $13,451,529 at December 31, 2002 and 2001 respectively.

Interest expense on deposits is summarized as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Demand and NOW	$140,587	$141,529
Money market	326,382	548,531
Passbook savings	1,786,727	147,060
Certificates of deposit	2,422,220	2,016,554
	$4,675,916	$2,853,674

(7)    Income Taxes

        The components of the provision (benefit) for income taxes are as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Current:

Federal	$-	$-
State	-	500

Total current	-	500

Deferred:

Federal	$287,445	$(511,600)
State	(225,000)	(73,507)

Total deferred	62,445	(585,107)
	$62,445	$(584,607)

Income tax expense attributable to income from operations in 2002 differs from the expected tax expense (computed by applying the combined Federal and state tax rate of 39% to income before income taxes) as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Expected tax expense	$338,091	$(586,874)

Increase (decrease) attributable to:

Federal rehabilitation investment credit	(180,647)

New York State tax credits	(63,108)

Other	(31,891)	2,267
	$62,445	$584,607

A summary of the components of the net deferred income tax assets (included in other assets) is as follows:

	December 31, 2002	December 31, 2001

Deferred tax assets:
Net operating loss carry forward	$1,591,327	$1,525,836
Loan loss	420,153	285,396
Federal rehabilitation investment credit	180,647	-
New York State tax credits	63,108	-
Organization and start up costs	48,538	71,313
Other	37,717	12,582
	2,341,490	1,895,127
Deferred tax liabilities:
Deferred loan origination fees	(846,054)	(379,485)
Unrealized investment gains	(317,878)	(103,710)
State deferred taxes	(93,578)	-
Other	(73,198)	(131,805)
	(1,330,709)	(615,000)

Net deferred tax asset	$1,010,781	$1,280,127

Management believes that it is more likely than not that the deferred tax asset will be realized through future taxable earnings or alternative tax strategies. Net operating loss carry forwards begin to expire in 2019.

The income tax benefit for the presented period is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes due primarily to state tax credits, net of applicable federal income tax benefit.

The state tax credits have an unlimited carry forward period. The federal rehabilitation investment credit will expire in 2020.

(8) Comprehensive Income

The Bank follows Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" (Statement 130) for reporting comprehensive income. Comprehensive income as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. In addition to the Bank's net loss, the change in equity components under comprehensive income reporting include the net change in unrealized gain or loss on securities available for sale.

For the year ended December 31, 2002:
		Tax
	Pre-tax	(Expense)	Net
	Amounts	Benefits	Amount
Unrealized holding gains arising during period	$1,441,714	$(562,269)	$879,445

Less: reclassification adjustment for net gains included in net income	(911,199)	355,368	(555,831)

Net unrealized gains arising during period	$530,515	$(206,901)	$323,614

For the year ended December 31, 2001:
		Tax
	Pre-tax	(Expense)	Net
	Amounts	Benefits	Amount

Unrealized holding gains arising during period	$342,050	$(129,943)	$212,107

Less: reclassification adjustment for net gains included in net loss	(492,454)	192,057	(300,397)

Net unrealized losses arising during period	$(150,404)	$62,114	$ (88,290)

(9)    Employee Benefit Plans

During 2000 the Bank adopted a defined contribution plan covering substantially all employees. The plan provides for a salary deferral arrangement, pursuant to section 401(k) of the Internal Revenue Code as contributions to a savings plan. The plan provides for an annual contribution by the Bank of 3% of an employee's total salary, and one-half dollar for every dollar an employee contributes to the plan, up to an additional 6% of total salary. The amount charged to expense related to the plan was $66,535 and $38,537 during the years ended December 31, 2002 and 2001 respectively.

 (10)    Stock Option Plan

Options are available for issuance under the Bank's 2000 and 2002 Stock Option Plans. Under these plans, the Bank may grant non-qualified stock options to directors and founders at an exercise price equal to 100% of market price as determined by the Board of Directors, and incentive stock options to officers and other key employees at an exercise price not less that 100% of market price as determined by the Board of Directors. Generally, the options granted to founders and directors of the Bank vest immediately. Options granted to officers and employees vest over a five-year period. All options expire ten years from the date of grant.

The 2000 and 2002 Stock Option Plans authorize the grant of options for up to 180,000 and 200,000 shares of the Bank's Common stock, respectively

The following table summarizes the plan's activity for the years ended December 31, 2001 and 2002:

		Weighted
	Options	Average
	Outstanding	Exercise Price

Balance at December 31, 2000	116,000	-
Granted	31,700	$10.00
Forfeited	(2,750)	10.00

Balance at December 31, 2001	144,950	10.00

Granted	49,050	10.00
Forfeited	(6,000)	10.00

Balance at December 31, 2002	188,000	$10.00

Exercisable at December 31, 2002	111,840	$10.00

Options outstanding at December 31, 2002 had a weighted average remaining life of 8.07 years compared to 8.66 years at December 31, 2001. The Bank applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock option plans. Accordingly, no compensation expense is charged to earnings for options that have an exercise price at least equal to 100% of the fair market value of the stock at the date of grant.

Had compensation expense for stock option awards been determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Bank's pro forma net income for the year ended December 31, 2002 would have been $745,895 and loss for the year ended December 31, 2001 would have been $1,035,389. Total compensation expense would have been $121,004 and $115,190 for the years ended December 31, 2002 and 2001 respectively. In estimating the fair value of the granted stock options, the Bank used the minimum value method. At December 31, 2002, the fair value per option was determined to be $3.11 assuming a risk-free interest rate of 4.0% and a zero dividend rate. At December 31, 2001, the fair value per option was determined to be $3.71 assuming a risk-free interest rate of 5.09% and a zero dividend rate.

(11)    Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used by the Bank to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate their fair value due to their short-term nature.

Investment Securities Available for Sale

As discussed in Note 1, the fair value of such securities is estimated utilizing independent pricing services and is based on available market data. Investment securities available for sale at December 31, 2002 and 2001 are carried on the Statement of Condition at estimated fair value.

Loans

The fair value of loans receivable is estimated using a discounted cash flow analysis, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

The following table presents the carrying value and estimated fair value of loans at December 31, 2002 and 2001.

December 31, 2002	Carrying value	Fair value
Residential mortgage	$109,781,247	$116,192,570
Commercial mortgage	13,431,483	13,603,860
Commercial loans	6,139,731	6,208,670
Consumer loans	12,431,122	12,431,121
Total	$141,783,583	$148,436,221

December 31, 2001	Carrying value	Fair value
Residential mortgage	$53,889,468	$54,868,670
Commercial mortgage	5,297,798	5,356,696
Commercial loans	3,925,746	4,029,356
Consumer loans	5,485,385	5,494,956
Total	$68,598,397	$69,749,678

Deposits

The fair values for demand and NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The estimated fair value of the Bank's certificates of deposits approximated $53,101,741 and $53,457,382 at December 31, 2002 and 2001 respectively.

Short-term Borrowing

Due to the near maturity of the short-term borrowing, the Bank estimates the fair value of such borrowings to approximate the carrying value at December 31, 2002 and 2001.

(12)    Related Party Transactions

At December 31, 2002 and 2001, loans receivable from executive officers, directors and principal shareholders totaled $1,305,180 and $727,303 respectively. Corresponding interest income on these loans amounted to $71,589 and $16,673 respectively.

At December 31, 2002, approximately $15,716,794 or 8.0% of total deposits were from executive officers, directors and principal shareholders. At December 31, 2001, approximately $15,406,891 or 15.2% of total deposits were from executive officers, directors and principal shareholders. Interest paid on related party deposits totaled $329,758 and $204,546 for the years ended December 31, 2002 and 2001 respectively.

(13)    Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following tables:

					To be well
					capitalized under
			For capital		prompt corrective
	Actual		Adequacy purposes		action provisions
December 31, 2002	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk-based capital
(to risk-weighted assets)	$17,503,414	13.6%	$10,296,126	8.0%	$12,870,157	10.0%
Tier 1 capital
(to risk-weighted assets)	16,126,414	12.6%	5,119,497	4.0%	7,679,245	6.0%
Tier 1 capital
(to average assets)	16,126,414	7.7%	8,377,358	4.0%	10,471,697	5.0%

December 31, 2001

Total risk-based capital
(to risk-weighted assets)	$11,111,616	16.2%	5,487,218	8.0%	$6,859,022	10.0%
Tier 1 capital
(to risk-weighted assets)	10,239,616	15.0%	2,730,564	4.0%	4,095,849	6.0%
Tier 1 capital
(to average assets)	10,239,616	10.2%	4,015,536	4.0%	5,019,420	5.0%

There have been no cash dividends paid by the Bank since inception (October 8, 1999). The Bank would require approval from the New York State Banking Department superintendent to declare dividends in any year that those dividends would exceed net profits for that year, combined wit h its retained net profits of the preceding two years, less any required transfer to surplus.

GREAT LAKES BANCORP, INC.

Consolidated Statements of Condition

	June 30, 2003	December 31, 2002
Assets	(Unaudited)
Cash and cash equivalents:
Cash and due from banks	$5,942,899	$3,518,565
Interest-bearing deposits in other financial institutions	13,267,681	13,585,964
Total cash and cash equivalents	19,210,580	17,104,529
Securities:
Available for sale, at fair value	80,849,332	56,725,551
Held to maturity, at cost	2,000,000	-
Federal Home Loan Bank stock, at cost	1,580,800	683,000
Loans, net of allowance for loan losses	181,757,663	142,257,683
Premises and equipment, net	6,275,317	5,307,920
Other assets	2,103,626	2,505,183
Total assets	$293,777,318	$224,583,866

Liabilities and Shareholders' Equity
Liabilities:
Deposits	274,591,135	197,028,909
Short-term borrowings	111,377	9,139,501
Other liabilities	744,690	812,114
Total liabilities	275,447,202	206,980,524

Shareholders' equity:
Common stock – voting, $0.001 par value, 20,000,000
shares authorized, 1,961,620 shares issued and outstanding	1,962	-
Common stock – voting, $5.00 par value, 5,000,000
shares authorized, 1,961,620 shares issued and outstanding		9,808,100
Class B Common stock – non-voting, $0.001 par value,
5,000,000 shares authorized, 115,750 shares issued and outstanding	116	-
Class B Common stock – non-voting, $5.00 par value,
1,000,000 shares authorized, 115,750 shares issued and outstanding	-	578,750
Additional paid-in capital	18,622,473	8,237,701
Accumulated deficit	(910,361)	(1,487,356)
Accumulated other comprehensive income, net	615,926	466,147
Total shareholders' equity	18,330,116	17,603,342
Total liabilities and shareholders' equity	$293,777,318	$224 ,583,866

The accompanying notes are an integral part of the financial statements.

GREAT LAKES BANCORP, INC.

Consolidated Statements of Operations (Unaudited)

	Three months		Six months
	ended June 30,		ended June 30,
	2003	2002	2003	2002
Interest income:
Loans	$2,477,208	$1,661,426	$4,732,152	$3,026,336
Securities available for sale	688,175	364,420	1,269,966	763,357
Interest-bearing deposits and federal funds sold	38,310	50,646	81,130	70,835
Total interest income	3,203,693	2,076,492	6,083,248	3,860,528
Interest expense:
Deposits	1,593,167	1,054,117	2,961,193	1,945,489
Short-term borrowings	6,482	4,116	12,754	10,488
Total interest expense	1,599,649	1,058,233	2,973,947	1,955,977
Net interest income	1,604,044	1,018,259	3,109,301	1,904,551
Provision for loan losses	80,381	99,000	152,947	227,000
Net interest income after provision for loan losses	1,523,663	919,259	2,956,354	1,677,551
Non-interest income:
Net gain on sale of securities available for sale	337,963	101,005	353,804	149,878
Realized gain on sale of loans	63,862	-	63,862	-
Other operating income	138,847	47,903	252,017	105,578
Total non-interest income	540,672	148,908	669,683	255,456
Non-interest expenses:
Salaries and employee benefits	604,557	479,314	1,204,467	893,696
Occupancy, equipment and furnishings	225,710	151,914	459,451	307,431
Data processing and operations	141,599	111,830	295,373	215,446
Printing, postage and supplies	91,756	52,869	149,987	101,950
Professional services	79,608	39,013	179,864	70,514
Advertising	59,076	63,481	127,898	126,785
Other operating expenses	137,321	52,113	262,878	107,273
Total non-interest expenses	1,339,627	950,534	2,679,918	1,823,095
Income before income taxes	724,708	117,633	946,119	109,912
Income tax provision	282,636	45,877	369,124	42,866
Net income	$442,072	$71,756	$576,995	$67,046
Net income per share – basic and diluted	$0.21	$0.03	$0.28	$0.03
	2,077,370	2,077,370	2,077,370	1,981,641

The accompanying notes are an integral part of the financial statements.

GREAT LAKES BANCORP, INC.

Consolidated Statements of Shareholders ' Equity (Unaudited)

	Common stock - voting	Class B Common stock Non-voting	Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Subscriptions receivable	Total shareholders' equity

Balance at December 31, 2001	$9,808,100	$578,750	$8,241,504	$(2,354,255)	$142,533	$(4,722,094)	$11,694,538

Issuance of 517,625 shares of
Common stock – voting	-	-	-	-	-	4,270,406	4,270,406

Issuance of 54,750 shares of Class B
Common stock – non-voting	-	-	-	-	-	451,688	451,688

Payment of underwriting costs	-	-	(3,803)	-	-	-	(3,803)

Comprehensive loss:
Net loss	-	-	-	67,046	-	-	67,046
Other comprehensive loss, net of tax:
Unrealized gains on securities, net
of reclassification adjustment	-	-	-	-	207,515	-	207,515
Total comprehensive loss							274,561
Balance at June 30, 2002	$9,808,100	$578,750	$8,237,701	$(2,287,209)	$350,048	$-	$16,687,390
	Common stock - voting	Class B Common stock Non-voting	Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Subscriptions receivable	Total shareholders' equity

Balance at December 31, 2002	$9,808,100	$578,750	$8,237,701	$(1,487,356)	$466,147	$-	$17,603,342

Reorganization - Great Lakes Bancorp, Inc. exchanges all outstanding GIBBS shares, one-for-one; par value reduced from $5.00 per share to $0.001 per share	(9,806,138)	(578,634)	10,384,772	-	-	-	-
Comprehensive income:
Net income	-	-	-	576,995	-	-	576,995
Other comprehensive income, net of tax:
Unrealized gains on securities, net
of reclassification adjustment	-	-	-	-	149,779	-	149,779
Total comprehensive income							726,774

Balance at June 30, 2002	$1,962	$116	$18,622,473	$(910,361)	$615,926	$-	$18,330,116

The accompanying notes are an integral part of the financial statements.

GREAT LAKES BANCORP, INC.

Consolidated Statements of Cash Flows (Unaudited)

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002
Cash flows from operating activities:
Net income	$576,995	$67,046
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	671,310	167,090
Deferred income tax expense	368,898	42,866
Realized gain on sale of securities	(353,804)	(166,204)
Realized loss on sale of securities	-	16,325
Realized gain on sale of loans	(63,862)	-
Provision for loan losses	152,947	128,000
Increase in other assets	(63,101)	(94,273)
(Decrease) increase in other liabilities	(67,424)	10,966
Net cash provided by operating activities	1,221,959	171,816
Cash flows from investing activities:
Purchase of marketable securities available for sale	(57,439,694)	(8,941,332)
Proceeds from sales of marketable securities available for sale	24,157,644	13,871,192
Proceeds from principal paydowns on marketable securities available for	9,471,860	296,320
Purchase of securities to be held to maturity	(2,000,000)	-
Purchase of Federal Home Loan Bank stock	(897,800)	(350,400)
Net increase in loans receivable	(39,782,109)	(39,121,760)
Purchase of premises and equipment	(1,159,911)	(482,354)
Net cash used by investing activities	(67,650,010)	(34,728,334)
Cash flows from financing activities:
Net increase in deposits	77,562,226	46,735,035
Net (decrease) increase in short-term borrowings	(9,028,124)	112,972
Proceeds of stock offering	-	4,722,094
Payment of stock offering costs	-	(3,803)
Net cash provided by financing activities	68,534,102	51,566,298
Net increase in cash and cash equivalents	2,106,051	17,009,780
Cash and cash equivalents at beginning of period	$17,104,529	$4,346,399
Cash and cash equivalents at end of period	$19,210,580	$21,356,179
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,923,017	$1,958,069

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1.) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Great Lakes Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Greater Buffalo Savings Bank (the "Bank") after elimination of all material intercompany accounts and transactions. These consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim consolidated financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2003 (unaudited) are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. Certain amounts in the financial statements for the six-month period ended June 30, 2002 have been reclassified to conform to the consolidated financial statement presentation for the six-month period ended June 30, 2003.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, " Earnings Per Share," the Company is required to report basic and diluted earnings per share. Net income per common share is based upon the weighted average number of common shares outstanding during the periods presented. As of June 30, 2003 and June 30, 2002, all outstanding stock options have not been considered common stock equivalents because their assumed exercise would be anti-dilutive due to the stock option price being equal to or greater than the fair value of the Company stock.

(2.) Securities

Investments in securities are classified as trading, available for sale or held to maturity. The amortized cost and approximate fair value of securities at June 30, 2003 (unaudited) and December 31, 2002 are summarized as follows:

	Amortized	Unrealized	Unrealized	Fair
June 30, 2003	Cost	Gains	Losses	Value
Securities available for sale:
US government and federal
Agencies:
Due from one to five years	$499,402	$28,176	$-	$527,578
Due from five to ten years	2,000,000	35,880	-	2,035,880
Due after ten years	6,996,942	102,693	-	7,099,635
Mortgage-backed fixed rate pass-
through securities	60,265,127	601,478	(109,449)	60,757,156
Other debt securities:
Due from one to five years	6,761,351	260,413	-	7,021,764
Due from five to ten years	3,316,795	90,524	-	3,407,319

Total securities available for sale	$79,839,617	$1,119,164	$(109,449)	$80,849,332

	Amortized	Unrealized	Unrealized	Fair
June 30, 2003	Cost	Gains	Losses	Value
Securities to be held to maturity:
Other debt securities:
Due after ten years	$2,000,000	-	-	2,000,000

Total securities to be held to maturity	$2,000,000	$-	$-	$2,000,000

	Amortized	Unrealized	Unrealized	Fair
December 31, 2002	Cost	Gains	Losses	Value
Securities available for sale:
U.S. government and federal
agencies:
Due from one year to five years	$8,556,347	$227,934	$(53)	$8,784,228
Due from five to ten years	5,000,000	2,001	-	5,002,001
Mortgage-backed fixed rate pass-
through securities	39,335,869	519,665	(3,057)	39,852,477
Other debt securities:
Due from one to five years	3,069,159	65,473	(47,787)	3,086,845

Total securities available for sale	$55,961,375	$815,073	$(50,897)	$56,725,551

At June 30, 2003, securities with a book value of $32,644,350 and a fair value of $33,158,637 were pledged primarily to secure the Bank's Treasury Tax and Loan account with the Federal Reserve Bank, United States District Court accounts, the NYS Linked Deposit Program and subsidized and unsubsidized deposits received from the State of New York.

(3.) Loans

Loans receivable consist of the following:

	June 30, 2003	December 31, 2002
	(Unaudited)

Residential mortgages	$139,907,092	$109,781,247
Commercial loans	24,259,733	19,571,214
Consumer loans	16,343,068	12,431,122
	180,509,893	141,783,583
Net deferred loan origination costs	2,774,770	1,851,100
Allowance for loan losses	(1,527,000)	(1,377,000)

Loans, net	$181,757,663	$142,257,683

Outstanding commitments, consisting of both unused lines-of-credit and commitments to originate new loans totaled $28,303,138 and $17,279,403 at June 30, 2003 and December 31, 2002 respectively.

(4.) Deposits

Deposits at June 30, 2003 (unaudited) and December 31, 2002 are summarized as follows:

	Weighted
	Average
	Rate	Amount	Percent
Demand and NOW accounts, including non-interest
bearing deposits of $9,419,416.67%		$25,794,367	9.39%
Money market	1.59	9,391,849	3.42
Passbook savings	2.82	179,118,287	65.23
		214,304,503	78.04
Certificates of deposit	2.47	60,286,632	21.96

Total deposits at June 30, 2003		$274,591,135	100.00%

	Weighted
	Average
	Rate	Amount	Percent
Demand and NOW accounts, including non-interest
bearing deposits of $	0.71%	$21,955,121	11.14%
Money market	1.59	12,465,915	6.33
Passbook savings	2.95	110,195,455	55.93
		144,616,491	73.40
Certificates of deposit	2.93	52,412,418	26.60

Total deposits at December 31, 2002		$197,028,909	100.00%
Scheduled maturities of certificates of deposit are as follows:

			June 30,
			2003
			(Unaudited)

Due within three months			$4,764,376
Due between three months and twelve months			36,683,515
Due between one year and three years			15,374,768
Due between three and five years			3,426,911
Due between five and ten years			37,062

			$60,286,632

Certificates of deposit issued in amounts of $100,000 or more amounted to $31,799,114 and $20,561,681 at June 30, 2003 (unaudited) and December 31, 2002 respectively.

(5.) Comprehensive Income

The Company follows Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" (Statement 130) for reporting comprehensive income. Comprehensive income as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to the Company's net income, change in equity components under comprehensive income reporting include the net change in unrealized gain or loss on securities available for sale.

Net unrealized holding gains for the six months ended June 30, 2003 (unaudited) are summarized as follows:

			Tax
		Pre-tax	(Expense)	Net
		Amounts	Benefits	Amount

Unrealized holding gains arising during period		$599,343	$(233,743)	$365,600

Less:	reclassification adjustment for net gains
	included in net income	(353,804)	137,983	(215,821)

Net unrealized holding gains arising during period		$245,539	$(95,760)	$149,779

Net unrealized gains for the six months ended June 30, 2002 (unaudited) are summarized as follows:

			Tax
		Pre-tax	(Expense)	Net
		Amounts	Benefits	Amount
Unrealized holding gains arising during period		$490,066	$(191,125)	$298,941

Less:	reclassification adjustment for net gains
	included in net income	(149,878)	58,452	(91,426)

Net unrealized holding gains arising during period		$340,188	$(132,673)	$207,515

(6.) Stock Options

For stock options issued to employees, officers and directors, the Company has adopted the disclosure-only provisions of SFAS 123 and, accordingly, does not recognize compensation cost for stock option grants under fixed awards. SFAS 148, "Accounting for Stock Based Compensation – Transition and Disclosure", requires the Company to disclose in its interim consolidated financial statements the impact if the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS 123. The impact on net income and income per share would have been as follows:

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002

Net income, as reported	$576,995	$67,046
Total stock based employee compensation expense
determined under the fair value method for all
awards, net of tax	(46,189)	(43,135)

Net income (loss), pro forma	530,806	23,911

Net income per share, as reported – basic and diluted	$0.28	$0.03

Net income per share, pro forma – basic and diluted	$0.26	$0.01

No compensation expense was recorded in the six-month period ended June 30, 2003 or 2002 for stock options granted to employees, officers or directors.

ANNEX A

GREAT LAKES BANCORP, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

                The undersigned subscriber, having received and reviewed the Prospectus (the "Prospectus") dated ______, 2003, of Great Lakes Bancorp, Inc. ("Bancorp"), subject to the terms and conditions of the Prospectus, hereby subscribes for the number of shares of common stock of Bancorp (the "Common Stock"), shown below. The undersigned may tender herewith the purchase price to Bancorp. If payment is not tendered with the subscription agreement, the undersigned will receive an invoice from Bancorp for the subscription price for the subscription shares (and any over-subscription shares allocated to him) promptly after this offering is terminated. If payment in full for the subscription shares and over-subscription shares is not received by Bancorp within ___days of the mailing of the invoice, the undersigned's rights pursuant this offering will be automatically terminated and you will not be eligible to purchase any shares in this offering. All payments shall be made in United States dollars in cash or by check, draft or money order drawn to the order of "Great Lakes Bancorp, Inc."

Your Properly Completed Subscription Form and Payment Must Be Returned To:

 GREAT LAKES BANCORP , INC.
2421 Main Street
Buffalo, New York 14214

Acknowledgements and Representations

In connection with this subscription, the undersigned subscriber hereby acknowledges and agrees that:

(2)	This subscription may not be cancelled, terminated, or revoked by the undersigned. Upon acceptance by Bancorp, the Subscription Agreement will be binding and legally enforceable.
This subscription will only be deemed accepted upon agreement thereto by the President and
Chief Executive Officer of Bancorp. No other person has authority to accept or reject a subscription on behalf of Bancorp.

(3)	Bancorp reserves the right to accept this subscription in whole or in part if, in its opinion, the issuance of shares to you pursuant to this Subscription Agreement will require prior clearance or approval from any state or Federal banking authority and such clearance or approval has not been obtained prior to the Expiration Date defined in the Prospectus. If this subscription is accepted in part, the undersigned subscriber agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(4)	Funds relating to this subscription received by Bancorp will not be held in escrow.

(5)	Bancorp will not accept any subscription for less than 100 shares.

(6)	Bancorp reserves the right to cancel this subscription after acceptance until the date of issuance of shares of Common Stock subscribed for hereunder.

(7)	If this subscription is cancelled by Bancorp in whole or in part, the corresponding portion of any funds received by Bancorp relating to this subscription shall be returned to the undersigned subscriber. No interest will be paid on any such returned funds.

(8)	The shares of Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and INVESTMENT THEREIN IS NOT INSURED BY THE FEDERAL
DEPOSIT INSURANCE CORPORATION.

(9)	This subscription is nonassignable and nontransferable, except with the written consent of
Bancorp.

(10)	Certificates will be delivered by first class mail to the address set forth herein.

(11)	The undersigned subscriber has received a copy of the Prospectus, and represents that this
Subscription Agreement is made solely on the basis of the information contained in the
Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus. No person (including any director of Bancorp or Greater Buffalo
Savings Bank) has given any information or made any representation not contained in the
Prospectus, or, if given or made, such information or representation has not been relied upon.

Subscription accepted as to ______________ shares of Common Stock.

Date: _____________________

Great Lakes Bancorp, Inc.

By: ________________________________________
Andrew W. Dorn, Jr.
President & Chief Executive Officer

I wish to subscribe for the following shares of Common Stock:

Number of Shares I want to buy is

_______ Shares x $9.25 = $_______________.

My payment of that amount is [ ] enclosed [ ] not enclosed. If enclosed, please make check out to Great Lakes Bancorp, Inc.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $9.25 per share.

(Name(s) in which stock certificates should be registered**)

-------------------------------------------------------------------------

-------------------------------------------------------------------------
(Street Address)

-------------------------------------------------------------------------
(City/State/Zip Code)

-------------------------------------------------------------------------
(Social Security or Employer I.D. No.)

(    )                                               (     )

----------------------------                ---------------------------
(Home Telephone No.)             (Business Telephone No.)

**Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security umber or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

I HAVE READ AND UNDERSTAND THE PROSPECTUS AND THIS SUBSCRIPTION AGREEMENT.

Subscriber:

------------------------------------------------------------------            ------------------------------------
(Signature)                                                                                                                     (Date)

------------------------------------------------------------------            ------------------------------------
(Signature)                                                                                                                     (Date)

     If shares are to be held in joint ownership, all intended joint owners should sign this Agreement.

ANNEX B

GREAT LAKES BANCORP, INC.

CLASS B COMMON STOCK SUBSCRIPTION AGREEMENT

                The undersigned subscriber, having received and reviewed the Prospectus (the "Prospectus") dated ______, 2003, of Great Lakes Bancorp, Inc. ("Bancorp"), subject to the terms and conditions of the Prospectus, hereby subscribes for the number of shares of Class B common stock of Bancorp (the "Class B Common Stock"), shown below. The undersigned may tender herewith the purchase price to Bancorp. If payment is not tendered with the subscription agreement, the undersigned will receive an invoice from Bancorp for the subscription price for the subscription shares (and any over-subscription shares allocated to him) promptly after this offering is terminated. If payment in full for the subscription shares and over-subscription shares is not received by Bancorp within ___days of the mailing of the invoice, the undersigned's rights pursuant this offering will be automatically terminated and you will not be eligible to purchase any shares in this offering. All payments shall be made in United States dollars in cash or by check, draft or money order drawn to the order of "Great Lakes Bancorp, Inc."

Your Properly Completed Subscription Form and Payment Must Be Returned To:

GREAT LAKES BANCORP , INC.

     2421 Main Street
Buffalo, New York 14214

Acknowledgements and Representations

                In connection with this subscription, the undersigned subscriber hereby acknowledges and agrees that:

(1)	This subscription may not be cancelled, terminated, or revoked by the undersigned. Upon acceptance by Bancorp, the Subscription Agreement will be binding and legally enforceable.
This subscription will only be deemed accepted upon agreement thereto by the President and
Chief Executive Officer of Bancorp. No other person has authority to accept or reject a subscription on behalf of Bancorp.

(2)	Bancorp reserves the right to accept this subscription in whole or in part if, in its opinion, the issuance of shares to you pursuant to this Subscription Agreement will require prior clearance or approval from any state or Federal banking authority and such clearance or approval has not been obtained prior to the Expiration Date defined in the Prospectus. If this subscription is accepted in part, the undersigned subscriber agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(3)	Funds relating to this subscription received by Bancorp will not be held in escrow.

(4)	Bancorp reserves the right to cancel this subscription after acceptance until the date of issuance of the shares of Class B Common Stock subscribed for hereunder.

(5)	Bancorp will not accept any subscription for less than 100 shares.

(6)	If this subscription is cancelled by Bancorp in whole or in part, the corresponding portion of any funds received by Bancorp relating to this subscription shall be returned to the undersigned subscriber. No interest will be paid on any such returned funds.

(7)	The shares of Class B Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and INVESTMENT THEREIN IS NOT INSURED BY THE
FEDERAL DEPOSIT INSURANCE CORPORATION.

(8)	This subscription is nonassignable and nontransferable, except with the written consent of
Bancorp.

(9)	Certificates will be delivered by first class mail to the address set forth herein.

(10)	The undersigned subscriber has received a copy of the Prospectus, and represents that this
Subscription Agreement is made solely on the basis of the information contained in the
Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus. No person (including any director of Bancorp or Greater Buffalo
Savings Bank) has given any information or made any representation not contained in the
Prospectus, or, if given or made, such information or representation has not been relied upon.

Subscription accepted as to ______________ shares of Class B Common Stock.

Date: _______________________

Great Lakes Bancorp, Inc.

By: ____________________________
Andrew W. Dorn, Jr.
President & Chief Executive Officer

I wish to subscribe for the following shares of Class B Common Stock:

Number of Shares I want to buy is

_______ Shares x $9.25 = $_______________.

My payment of that amount is [ ] enclosed [ ] not enclosed. If enclosed, please make check out to Great Lakes Bancorp, Inc.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $9.25 per share.

(Name(s) in which stock certificates should be registered**)

-------------------------------------------------------------------------

-------------------------------------------------------------------------
(Street Address)

-------------------------------------------------------------------------
(City/State/Zip Code)

-------------------------------------------------------------------------
(Social Security or Employer I.D. No.)

(    )                                                 (     )

----------------------------                    ---------------------------
(Home Telephone No.)             (Business Telephone No.)

**Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security umber or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

I HAVE READ AND UNDERSTAND THE PROSPECTUS AND THIS SUBSCRIPTION AGREEMENT.

Subscriber:

Subscriber:

------------------------------------------------------------------            ------------------------------------
(Signature)                                                                                                                     (Date)

------------------------------------------------------------------            ------------------------------------
(Signature)                                                                                                                     (Date)

     If shares are to be held in joint ownership, all intended joint owners should sign this Agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

                Under Section 145(a) of the General Corporation Law of Delaware, we may indemnify any of our officers or directors in any action other than actions by or in the right of our company, whether civil, criminal, administrative or investigative, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceedings if such director or officer has no reasonable cause to believe his conduct was unlawful. Under Section 145(b), we may indemnify any of our officers or directors in any action by in the right of our company against expenses actually and reasonably incurred by him in the defense or settlement of such action if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, except where such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless, on application, the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person in view of all the circumstances is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145(c) provides for mandatory indemnification of officers or directors who have been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b). Section 145(d) authorizes indemnification under subsections (a) and (b) in specific cases if approved by our board directors or stockholders upon a finding that the officer or director in question has met the requisite statutory standards of conduct. Section 145(g) empowers us to purchase insurance coverage for any director, officer, employee or agent against any liability incurred by him in his capacity as such, whether not we would have the power to indemnify him under the provisions of the Delaware General Corporation Law. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

                Our bylaws provide that we shall indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our certificate of incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Item 25. Other Expenses of Issuance and Distribution

Securities and Exchange registration fee	$1,555
Printing expenses	15,000
Legal fees and expenses	75,000
Accounting fees and expenses	3,500
Blue sky fees and expenses	2,000
Transfer Agent and Registrar fees and expenses	10,000
Miscellaneous	7,945
Total	$115,000

Item 26. Recent Sales of Unregistered Sales

None

Item 27.	Exhibits and Financial Statement Schedules

See Index of Exhibits.

Item 28.	Undertakings

                The Registrant hereby undertakes:

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

                Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo , State of New York, on September 23, 2003.

GREAT LAKES BANCORP , INC.

By:	S/	ANDREW W. DORN, JR.
Andrew W. Dorn, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew W. Dorn, Jr. and Louis Sidoni, or either of them, as his attorney in fact, to sign any amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

S/	ANDREW W. DORN, JR.	President, Chief Executive Officer,	September 23, 2003
Andrew W. Dorn, Jr.		Treasurer and Director
(Principal Executive Officer)

S/	KIM S. DESTRO	Vice President and Chief Financial	September 23, 2003
Kim S. Destro		Officer
(Principal Financial Officer and
Principal Accounting Officer)

S/	LOUIS SIDONI	Executive Vice President, Secretary	September 23, 2003
Louis Sidoni		and Director

S/	BARRY M. SNYDER	Chairman of the Board of Directors	September 23, 2003
Barry M. Snyder

S/	WILLIAM A. EVANS	Vice Chairman of the Board of	September 23, 2003
William A. Evans		Directors

S/	FREDERICK A. WOLF	Assistant Secretary and Director	September 23, 2003
Frederick A. Wolf

S/	SARAH HILL BUCK	Director	September 23, 2003
Sarah Hill Buck

S/	CAROLYN B. FRANK	Director	September 23, 2003
Carolyn B. Frank

S/	FRED J. HANANIA	Director	September 23, 2003
Fred J. Hanania

S/	LUIZ F. KAHL	Director	September 23, 2003
Luiz F. Kahl

S/	BRENDA WILLIAMS MCDUFFIE	Director	September 23, 2003
Brenda Williams McDuffie

S/	ACEA M. MOSEY-PAWLOWSKI	Director	September 23, 2003
Acea M. Mosey-Pawlowski

S/	DENNIS M. PENMAN	Director	September 23, 2003
Dennis M. Penman

S/	JAMES A. SMITH	Director	September 23, 2003
James A. Smith

S/	LOUIS J. THOMAS	Director	September 23, 2003
Louis J. Thomas

S/	DAVID L. ULRICH	Director	September 23, 2003
David L. Ulrich

S/	GERARD T. MAZURKIEWICZ	Director	September 23, 2003
Gerard T. Mazurkiewicz

INDEX OF EXHIBITS
Exhibit
Number	Exhibit

2.1	Agreement and Plan of Reorganization, dated as of February 10, 2003, between the Registrant and Greater
Buffalo Savings Bank (incorporated by reference to Annex A to the Registrant's Registration Statement No.
333-103211 on Form S-4 dated February 14, 2003).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Annex C to the Registrant's
Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

3.2	Bylaws of the Registrant (incorporated by reference to Annex D to the Registrant's Registration Statement No.
333-103211 on Form S-4 dated February 14, 2003).

4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration
Statement No. 333-103211 on Form S-4 dated February 14, 2003).

*5.1	Opinion of Hodgson Russ LLP as to the validity of the shares registered.

10.1	Greater Buffalo Savings Bank 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the
Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.2	Greater Buffalo Savings Bank 2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the
Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003)

10.3	Greater Buffalo Savings Bank 401(k) Retirement Savings Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.4	Cartel Network Agreement dated May 14, 1999 by and between Integrated Delivery Technologies, Inc. and
Greater Buffalo Savings Bank (incorporated by reference to Exhibit 10.4 to the Registrant's Registration
Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.5	Back Office Services Agreement dated May 11, 1999 between Affiliated Computer Services, Inc. New York and Greater Buffalo Savings Bank (incorporated by reference to Exhibit 10.5 to the Registrant's Registration
Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.6	Services Agreement between BISYS, Inc. and Greater Buffalo Savings Bank (incorporated by reference to
Exhibit 10.6 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.7	Term Note dated September 22, 2003 from Great Lakes Bancorp, Inc. to Fifth Third Bank (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated September 23, 2003).

10.8	Pledge Agreement dated September 22, 2003 between Great Lakes Bancorp, Inc. and Fifth Third Bank
(incorporated by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated September
23, 2003).

21.1	Subsidiaries of the Registrant.

23.1	Consent of Hodgson Russ LLP (contained in Exhibit 5.1 to this registration statement).

23.2	Consent of Freed Maxick & Battaglia, PC.

24.1	Power of Attorney (contained in Part II of this registration statement).

* To be filed by amendment